Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

ANALOG DEVICES, INC.,

a Massachusetts corporation;

MAGNETO CORP.,

a Delaware corporation;

and

MAXIM INTEGRATED PRODUCTS, INC.,

a Delaware corporation

Dated as of July 12, 2020

SECTION 1	THE MERGER	1

1.1	The Merger	1

1.2	Closing	2

1.3	Certificate of Incorporation and Bylaws	2

1.4	Directors and Officers of the Surviving Corporation	2

1.5	Conversion of Securities	3

1.6	Certain Adjustments	3

1.7	Options; Stock Based Awards	3

1.8	No Fractional Shares	4

1.9	Closing of Transfer Books	5

1.10	Exchange of Certificates and Cancellation of Book-Entry Positions	5

1.11	Further Action	7

1.12	Tax Withholding	7

1.13	Tax Treatment	8

SECTION 2	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8

2.1	Due Organization and Good Standing; Subsidiaries	8

2.2	Organizational Documents	9

2.3	Capitalization	9

2.4	Reports; Financial Statements; Internal Controls	10

2.5	Absence of Certain Changes	12

2.6	Intellectual Property and Related Matters	12

2.7	Title to Assets; Real Property	14

2.8	Contracts	15

2.9	Compliance with Legal Requirements	17

2.10	Legal Proceedings; Investigations; Orders	18

2.11	Certain Business Practices	19

2.12	Tax Matters	19

2.13	Employee Benefit Plans	21

2.14	Labor Matters	22

2.15	Environmental Matters	22

2.16	Insurance	23

2.17	Authority; Binding Nature of Agreement	23

2.18	Vote Required	24

i

2.19	Non-Contravention; Consents	24

2.20	Takeover Statutes	24

2.21	Ownership of Parent Common Stock	25

2.22	Opinion of Financial Advisor	25

2.23	Brokers	25

2.24	Information Supplied	25

SECTION 3	REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB	25

3.1	Due Organization and Good Standing; Subsidiaries	25

3.2	Organizational Documents	26

3.3	Capitalization	26

3.4	Reports; Financial Statements; Internal Controls	27

3.5	Absence of Certain Changes	29

3.6	Contracts	29

3.7	Compliance with Legal Requirements	29

3.8	Legal Proceedings; Investigations; Orders	31

3.9	Certain Business Practices	31

3.10	Tax Matters	31

3.11	Authority; Binding Nature of Agreement	31

3.12	Vote Required	32

3.13	Non-Contravention; Consents	33

3.14	Takeover Statutes	33

3.15	Ownership of Company Common Stock	33

3.16	Opinion of Financial Advisors	33

3.17	Brokers	33

3.18	Information Supplied	33

3.19	Acquisition Sub	34

SECTION 4	COVENANTS	34

4.1	Interim Operations	34

4.2	Company No Solicitation	39

4.3	Parent No Solicitation	40

4.4	Registration Statement; Joint Proxy Statement/Prospectus	42

4.5	Meeting of the Company’s Stockholders; Company Change in Recommendation	43

4.6	Meeting of Parent’s Shareholders; Parent Change in Recommendation	46

4.7	Filings; Other Action	49

4.8	Access	52

4.9	Interim Operations of Acquisition Sub	53

4.10	Publicity	54

4.11	Company ESPP; Other Employee Benefits	54

4.12	Certain Tax Matters	56

4.13	Indemnification; Directors’ and Officers’ Insurance	57

4.14	Stockholder Litigation	58

4.15	Obligations of Acquisition Sub	59

4.16	Stock Exchange Listing and Delisting	59

4.17	Section 16 Matters	59

4.18	Parent Vote	59

4.19	Director Resignations	59

4.20	Takeover Statutes	59

SECTION 5	CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER	59

5.1	Conditions Precedent to Each Party’s Obligations	59

5.2	Additional Conditions Precedent to Parent’s Obligations	60

5.3	Additional Conditions Precedent to the Company’s Obligations	61

SECTION 6	TERMINATION	62

6.1	Termination	62

6.2	Effect of Termination	63

6.3	Termination Fees	64

SECTION 7	MISCELLANEOUS PROVISIONS	66

7.1	Amendment	66

7.2	Waiver	66

7.3	No Survival of Representations and Warranties	66

7.4	Entire Agreement; Non-Reliance; Third-Party Beneficiaries	66

7.5	Applicable Law; Jurisdiction	68

7.6	Payment of Expenses	68

7.7	Assignability; Parties in Interest	68

7.8	Notices	68

7.9	Severability	69

7.10	Counterparts	70

7.11	Obligations of the Surviving Corporation	70

7.12	Specific Performance	70

7.13	Disclosure Schedules	70

7.14	Construction	71

Exhibits

Exhibit A	Certain Definitions

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 12, 2020, by and among: ANALOG DEVICES, INC., a Massachusetts corporation (“Parent”); MAGNETO CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and MAXIM INTEGRATED PRODUCTS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.    The parties intend that Acquisition Sub be merged with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Acquisition Sub will cease to exist and the Company will continue as the Surviving Corporation and a wholly owned Subsidiary of Parent.

B.    The Company Board has unanimously: (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and (iii) recommended that the Company’s stockholders adopt this Agreement.

C.    The Parent Board has unanimously: (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, Parent and its shareholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and (iii) recommended that Parent’s shareholders approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement.

D.    The board of directors of Acquisition Sub has: (i) determined that it is in the best interests of its sole stockholder for Acquisition Sub to enter into this Agreement; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and (iii) recommended that its sole stockholder adopt this Agreement.

E.    It is intended that, for U.S. federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

AGREEMENT

The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:

SECTION 1    THE MERGER

1.1    The Merger. At the Effective Time, Acquisition Sub shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Acquisition Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned Subsidiary of Parent. From and after the Effective Time, all the property, rights, powers, privileges and franchises of the Company and Acquisition Sub shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Acquisition Sub shall become the debts, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

1.2    Closing. The consummation of the Merger (the “Closing”) shall be held (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, or (b) remotely by exchange of documents and signatures (or their electronic counterparts), in either case unless another place is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the second Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Merger set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and make all other filings or recordings required by the DGCL in connection with effecting the Merger. The Merger shall become effective on the date and at such time as the Certificate of Merger is filed with the Delaware Secretary of State or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

1.3    Certificate of Incorporation and Bylaws.

(a)    Subject to the requirements set forth in Section 4.13(a), at the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as the certificate of incorporation of Acquisition Sub until thereafter changed or amended as provided therein or by applicable Legal Requirements, except that the name of the Surviving Corporation shall be “Maxim Integrated Products, Inc.”

(b)    Subject to Section 4.13(a), the parties hereto shall take all requisite actions so that, from and after the Effective Time, the bylaws of the Company shall be amended to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time and incorporate the Company’s director and officer indemnification and advancement of expenses provisions as included in the Company’s bylaws as of the date of this Agreement, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 4.13(a).

1.4    Directors and Officers of the Surviving Corporation.

(a)    From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Surviving Corporation’s Organizational Documents: (i) the directors of Acquisition Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (ii) the officers of Acquisition Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(b)    Prior to the Effective Time, Parent shall take all necessary action so that upon the Effective Time, the Parent Board shall include two (2) members of the Company Board, each selected by mutual agreement of Parent and the Company, to hold office until the earliest to occur of the appointment or election of his or her respective successor or his or her resignation or proper removal. Parent agrees to nominate such two individuals for election at Parent’s first annual shareholders meeting that occurs after the Closing.

1.5    Conversion of Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(a)    all shares of Company Common Stock that are held in the Company’s treasury or are held directly by Parent or Acquisition Sub immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be paid or payable in respect thereof;

(b)    except as provided in Section 1.5(a), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the per share consideration payable in accordance with this Section 1.5(b), the “Merger Consideration”); and

(c)    each share of common stock, par value $0.01 per share, of Acquisition Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

1.6    Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed or converted into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 1.6 shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement.

1.7    Options; Stock Based Awards.

(a)    Effective as of the Effective Time, each Company Option that is outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time (each, an “Outstanding Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a Parent Option on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Outstanding Company Option immediately prior to the Effective Time, except that: (i) the number of shares of Parent Common Stock subject to each assumed Outstanding Company Option shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Outstanding Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such product down to the nearest whole share; and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of each assumed Outstanding Company Option shall be determined by dividing: (A) the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Outstanding Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent (it being understood that any Outstanding Company Option that is so converted into a Parent Option in accordance with this Section 1.7(a) shall, from and after the Effective Time, be subject to the applicable Change in Control Plan).

(b)    Effective as of the Effective Time, each Company RSU, Company RSA and Company MSU that is outstanding immediately prior to the Effective Time (excluding those Company RSUs, Company RSAs and Company MSUs which by their terms become vested and settled upon the Effective Time, if any) (each, a “Company Stock-Based Award”) shall: (i) with respect to (x) each Company RSU, be converted automatically into a restricted stock unit award with respect to shares of Parent Common Stock, and (y) Company RSAs, be converted automatically into a restricted share of Parent Common Stock, and in each case shall otherwise remain subject to the same vesting and other terms and conditions that applied to the underlying Company RSU or Company RSA, as applicable, immediately prior to the Effective Time (including the terms and conditions of the applicable Change in Control Plan), with the number of shares of Parent Common Stock subject to each such assumed Company RSU or Company RSA determined by multiplying: (A) the number of shares of Company Common Stock subject to such Company RSU or Company RSA immediately prior to the Effective Time; by (B) the Exchange Ratio, and (ii) with respect to each Company MSU (which by its terms does not vest immediately prior to the Effective Time), be converted automatically and in accordance with its terms into a time-based restricted stock unit award with respect to shares of Parent Common Stock, and shall otherwise remain subject to the same terms and conditions that applied to the underlying Company MSU immediately prior to the Effective Time (including the terms and conditions of the applicable Change in Control Plan, but excluding, to the extent provided for in the award agreement governing any such Company MSU upon the consummation of a “change in control”, any performance conditions), with the number of shares of Parent Common Stock subject to each such assumed Company MSU determined by multiplying: (A) the number of shares of Company Common Stock subject to such Company MSU after giving effect to the applicable provisions, if any, of the award agreement governing such Company MSU upon the consummation of a “change in control”; by (B) the Exchange Ratio. For each holder of a Company Stock-Based Award, any fractional shares resulting from the conversion of his or her Company Stock-Based Awards shall be aggregated and rounded down to the nearest whole share, such that assumed Company Stock-Based Awards will not be subject to fractional shares and each holder is rounded with respect to no more than a single share.

(c)    Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to all assumed Outstanding Company Options and Company Stock-Based Awards. Parent shall file and cause to be effective as of no later than the Effective Time, a registration statement under the Securities Act on Form S-8, Form S-3 or other appropriate form under the Securities Act, relating to shares of Parent Common Stock issuable with respect to all assumed Outstanding Company Options and Company Stock-Based Awards, and Parent shall use its best efforts cause such registration statement to remain in effect for so long as such assumed Outstanding Company Options and Company Stock-Based Awards remain outstanding.

1.8    No Fractional Shares.

(a)    No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued.

(b)    Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to Section 1.5(b) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 1.5(b)) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of Company Common Stock outstanding as of immediately prior to the Effective Time (“Company Stock Certificates”) or book-entry positions representing non-certificated shares of Company Common Stock outstanding as of immediately prior to the Effective Time (“Company Book-Entry Shares”) in accordance with Section 1.10, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the Average Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.8(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

1.9    Closing of Transfer Books. At the Effective Time:

(a)    all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of Company Stock Certificates and of Company Book-Entry Shares shall cease to have any rights as stockholders of the Company, except (unless such holder is subject to Section 1.5(a)) the right to receive the Merger Consideration pursuant to Section 1.5(b), cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.8(b) and any dividends or other distributions pursuant to Section 1.10(f); and

(b)    the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.10.

1.10    Exchange of Certificates and Cancellation of Book-Entry Positions.

(a)    Prior to the Closing Date, Parent shall select Parent’s transfer agent or (after consultation with and prior approval by the Company) another reputable bank or trust company reasonably satisfactory to Parent and the Company to act as exchange agent with respect to the Merger (the “Exchange Agent”). Prior to or concurrent with the Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.8(b). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.10(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash available in the Exchange Fund in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Section 1 (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund).

(b)    With respect to Company Stock Certificates, as promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Certificate as provided in Section 1.10(e)) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to this Section 1 in non-certificated book-entry form in the name of such record holder (subject to Section 1.10(i)) and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of (A) any cash in lieu of fractional shares plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1. Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c)    With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the Effective Time, but in any event within three (3) Business Days thereafter, the applicable Merger Consideration and a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of any cash in lieu of fractional shares plus any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1, and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Subject to Section 1.10(i), payment of the Merger Consideration with respect to Non-DTC Book-Entry Shares shall only be made to the person in whose name such Non-DTC Book-Entry Shares are registered.

(d)    With respect to Company Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, but in any event within three (3) Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Section 1.

(e)    In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Section 1, as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.

(f)    No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.10; and (B) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(g)    Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is one year after the date on which the Merger becomes effective shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.10 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration pursuant to the provisions of Section 1.5, cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.8(b) and any dividends or distributions with respect to shares of Parent Common Stock pursuant to Section 1.10(f).

(h)    Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Section 1 in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(i)    In the event of a transfer of ownership of any shares of Company Common Stock that is not registered in the transfer records of the Company, the Exchange Agent may deliver the Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 1.8(b) or any dividends or distributions pursuant to Section 1.10(f)) to such transferee if (A) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (B) in the case of Company Stock Certificates, the Company Stock Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Company Stock Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any shares of Parent Common Stock are to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

1.11    Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Acquisition Sub, in the name of the Company or otherwise) be fully authorized to take such action.

1.12    Tax Withholding. Each of Parent, the Exchange Agent, Acquisition Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement (including under any Company MSU Award Agreement) any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

1.13    Tax Treatment. It is intended that, for U.S. federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

SECTION 2    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.13, in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”):

2.1    Due Organization and Good Standing; Subsidiaries.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

(b)    Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the year ended June 29, 2019 (filed with the SEC on August 21, 2019) (the “Most Recent Company 10-K”) is a correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement (other than those Company Subsidiaries that, in the aggregate, would not constitute a “significant subsidiary” (as defined in Rule 1.02(w) of Regulation S-X)). As of the date of this Agreement, neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the Most Recent Company 10-K and any other wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. Each Company Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing. in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all Liens, except for Company Permitted Encumbrances.

2.2    Organizational Documents. Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company and each Company Subsidiary, including all amendments thereto, as in effect on the date hereof. The Organizational Documents of the Company and each Company Subsidiary are in full force and effect and neither (a) the Company nor (b) except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

2.3    Capitalization.

(a)    The authorized capital stock of the Company consists of: (i) 960,000,000 shares of Company Common Stock, of which 266,684,468 were issued and outstanding as of July 10, 2020 (the “Company Capitalization Date”); and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of the Company Capitalization Date. All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b)    Except as set forth in the Company’s restated certificate of incorporation (as amended), the Company’s bylaws or the Company Equity Agreements: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; (iii) there are no bonds, debentures, notes or other indebtedness of the Company issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in the Company Equity Agreements, the Company is not under any obligation, nor is it bound by any contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

(c)    As of the Company Capitalization Date: (i) 87,930 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options; (ii) 4,642,394 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs; (iii) 971,220 shares of Company Common Stock were subject to issuance pursuant to outstanding Company MSUs, assuming goal achievement at target levels; (iv) 5,397,663 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; and (v) except as set forth in Section 2.3(a), no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of: (A) the Company Equity Plan; and (B) the forms of all stock option agreements evidencing Company Options outstanding as of the date of this Agreement, the forms of all restricted stock unit agreements evidencing Company RSUs outstanding as of the date of this Agreement, and the forms of all market stock unit agreements evidencing Company MSUs outstanding as of the date of this Agreement. On the date of grant of each Company Option, the per share exercise price of each such Company Option was at least equal to the fair market value of one share of Company Common Stock on such date.

(d)    Except as set forth in Section 2.3(c), as of the Company Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of the Company, in each case, to which the Company or any of its Subsidiaries is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)    From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any shares of Company Common Stock, other than pursuant to Company Options, Company RSUs, Company RSAs or Company MSUs, in each case, that were outstanding as of the Company Capitalization Date.

2.4    Reports; Financial Statements; Internal Controls.

(a)    All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2018 (the “Company SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2018. Since January 1, 2017 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments and (iv) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c)    The Company maintains, and at all times since June 25, 2017 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 29, 2019, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of June 29, 2019. Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(d)    Since January 1, 2018, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the Chief Legal, Administrative & Compliance Officer or Chief Executive Officer of the Company.

(e)    The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, the Company is in compliance in all material respects with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”).

(f)    Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(h)    Neither the Company nor any Company Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet; (iii) liabilities that do not constitute or would not reasonably be expected to result in a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

2.5    Absence of Certain Changes.

(a)    Since the date of the Most Recent Company Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, and neither the Company nor any Company Subsidiary has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Sections 4.1(a) (iii), (iv), (vi), (viii), (xi), (xvii) or (xviii) or, as it relates to any of the foregoing clauses, Section 4.1(a) (xxiii).

2.6    Intellectual Property and Related Matters.

(a)    Part 2.6(a) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement, of all Company IP that is Registered IP (collectively, the “Company Registered IP”), including for each item: (i) the current owner; (ii) the jurisdiction of application or registration; (iii) the application or registration number, and, where applicable, the title; and (iv) the date filing or of registration. All Company IP is owned exclusively by the Company or a Company Subsidiary free and clear of all Liens other than Company Permitted Encumbrances.

(b)    Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole: (i) the Company Registered IP (other than applications for Patents, Trademarks or Copyrights pending as of the date of this Agreement) is subsisting and, to the knowledge of the Company, not invalid or unenforceable; and (ii) to the knowledge of the Company, none of the Company Registered IP has lapsed or been abandoned or cancelled (other than on the expiration of the full term for such Registered IP). As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged (other than office actions or proceedings in the ordinary course of prosecution of any pending applications for registration or issuance of any Registered IP).

(c)    To the knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any outstanding Order that restricts in any material manner the use, transfer or licensing of any Company IP. Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is party to any written contract pursuant to which, upon and as a result of the consummation of the Merger, the following shall occur: (i) the termination of any license of material Intellectual Property to the Company or a Company Subsidiary; (ii) the granting of any licenses or rights to a third Person to material Company IP or to any Parent IP; or (iii) the release from escrow to a third Person of any material technology or Software of the Company and the Company Subsidiaries.

(d)    The operations of the businesses of the Company and the Company Subsidiaries as currently conducted, including the Company’s and the Company Subsidiaries’ design, manufacture, provision, and sale of any Company Products, do not infringe, misappropriate or otherwise violate, and, since January 1, 2018, have not infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person, in each case, in any manner that has resulted, or could reasonably be expected to result, in any liability that is material to the Company and the Company

Subsidiaries, taken as a whole. To the knowledge of the Company, no Legal Proceeding is pending or threatened in writing against the Company or any Company Subsidiary, and, to the knowledge of the Company, there have been no written complaints, claims or notices received by the Company or any Company Subsidiary since January 1, 2018, alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Company or any Company Subsidiary. To the knowledge of the Company, no written requests or demands for indemnification or defense as a result of a claim that a Company Product infringes third party Intellectual Property, has been received by the Company or any Company Subsidiary from any third Person since January 1, 2018 that have resulted, or could reasonably be expected to result, in material liability to the Company or a Company Subsidiary. Since January 1, 2018, neither Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice, alleging any Person is infringing, misappropriating or otherwise violating any material Company IP.

(e)    Since January 1, 2018, neither the Company nor any Company Subsidiary (i) has received any material support, funding, resources or assistance from any government entities, academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business) in the development of any (y) Company Product or (z) Software or other technology of the Company and the Company Subsidiaries, in each case (y) and (z) that resulted in, or is reasonably expected to result in, such third parties being granted any rights or licenses to, or ownership interest in, any material Company IP, or (ii) is a member of or party to, or has participated in any patent pool, industry standards body, trade association or other similar organization pursuant to the rules of which the Company or any Company Subsidiary is obligated to license or offer to license any existing or future Intellectual Property to any Person.

(f)    The Company and each Company Subsidiary have taken commercially reasonable steps to protect all Trade Secrets that are material to the Company or the Company Subsidiaries and, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such Trade Secrets. It is the policy of the Company that each employee of, and each consultant to, the Company or any Company Subsidiary, in each case, who has been engaged in the development of any (i) current Company Product, or (ii) material Software or other material technology of the Company and the Company Subsidiaries, has entered into a proprietary information and invention assignment agreement with the Company or a Company Subsidiary for whom such employee or consultant provides or provided services. Since January 1, 2018, to the knowledge of the Company, no such employee or consultant has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes material Company IP.

(g)    Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is in breach of any material terms or conditions of any relevant Open Source Licenses for Open Source incorporated into the material proprietary Software of the Company or the Company Subsidiaries, including notice and attribution obligations. To the knowledge of the Company, no Open Source is compiled together with, or is otherwise incorporated into, any material proprietary Software of the Company or the Company Subsidiaries and distributed by the Company or any Company Subsidiary in a manner that would subject such proprietary Software to being made available to other Persons on a royalty-free basis pursuant to the terms of the applicable Open Source License.

(h)    Part 2.6(h) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of, (i) all contracts pursuant to which a third Person has licensed (including covenants not to sue) to the Company or a Company Subsidiary any Intellectual

Property, or licenses to IP blocks included in Company Products, that is material to the conduct of the business of Company and the Company Subsidiaries taken as a whole (other than Open Source Licenses and licenses to commercially available off-the-shelf Software or commercially available technology used in the general operation of the business and in each case available for an annual aggregate fee of less than $2,000,000) (“In-Bound Licenses”); and (ii) each contract pursuant to which the Company has granted to any third Person any right or license (including covenants not to sue) to any material Company IP (other than non-exclusive licenses granted in the ordinary course in connection with the sale, manufacture, design, development, marketing, provision, distribution or use of any Company Products) (“Out-Bound Licenses” and, together with the In-Bound Licenses, the “Company IP Licenses”).

(i)    Except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries taken as a whole: (i) to the knowledge of the Company, the Company and each Company Subsidiary is in compliance, and has since January 1, 2018 complied, with all applicable Legal Requirements, as well as its own policies regarding Personal Data; (ii) neither the Company nor any Company Subsidiary has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of Legal Requirements regarding Personal Data by the Company or any Company Subsidiary, nor has the Company or any of the Company Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each Company Subsidiary, has, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, there has been no incident of same; and (iv) the Company and each Company Subsidiary, has, since January 1, 2018, taken commercially reasonable steps with respect to all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company and the Company Subsidiaries to obligate such Persons to take steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure.

(j)    Since January 1, 2018, and except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, there has been no material failure, breakdown, loss or impairment of, or any unauthorized access to or unauthorized use of, any information technology systems of the Company or any Company Subsidiary that (i) has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary or (ii) to the knowledge of the Company, has resulted in unauthorized disclosure of any confidential information of the Company or any Company Subsidiary to any unauthorized Person.

(k)    Notwithstanding anything to the contrary elsewhere herein, the representations and warranties in this Section 2.6 are the sole and exclusive representations and warranties of the Company and its Subsidiaries concerning non-infringement of Intellectual Property.

2.7    Title to Assets; Real Property. The Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the material tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances). The Company or a Company Subsidiary has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each material real property owned by the Company or a Company Subsidiary (such real property, collectively, the “Company Owned Real Property”), free and clear of all Liens (other than Company Permitted Encumbrances). Neither the Company nor any Company Subsidiary has received written notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and to the knowledge of the Company no such proceeding is threatened.

Either the Company or a Company Subsidiary has a good and valid leasehold interest in each material lease, material sublease or other material agreement under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property, in each case pursuant to a material lease that is a valid and binding obligation of the Company or a Company Subsidiary and, to the knowledge, of the Company, each other party thereto, and none of the Company or any Company Subsidiary is in default of any material provision of any such lease.

2.8    Contracts. Part 2.8 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following contracts to which the Company or a Company Subsidiary is a party (each such contract (x) required to be listed in Part 2.8 of the Company Disclosure Schedule, (y) that is a Company IP License, or (z) that is filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K under the Exchange Act prior to the date of this Agreement (other than any Company Plan), being referred to as a “Material Contract”):

(a)    each contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to compete in any geographic area or line of business, or solicit any client or customer (or that would so restrict Parent, any Parent Subsidiary or any Affiliate following the Closing);

(b)    each joint venture agreement or similar agreement with a third party;

(c)    each contract (other than any Organizational Document) between the Company or any Company Subsidiary, on the one hand, and any director, officer or Affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;

(d)    each material acquisition or divestiture contract or material licensing agreement that contains any material indemnification obligations or any “earnout” or other material contingent payment obligations that are outstanding obligations of the Company or any Company Subsidiary as of the date of this Agreement;

(e)    each loan or credit agreement, indenture, mortgage, note or other contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $10,000,000;

(f)    each contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to make loans to the Company or any Company Subsidiary, or (iii) to grant liens on the property of the Company or any Company Subsidiary;

(g)    each contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person, except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, (ii) extended payment terms for customers in the ordinary course of business, (iii) prepayment of Taxes for repatriated employees of the Company or any Company Subsidiary or (iv) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or employee of the Company not in excess of $10,000,000 individually;

(h)    each contract that grants any right of first refusal or right of first offer or similar right with respect to any assets, rights or properties of the Company or any Company Subsidiary (i) for, or that would reasonably be expected to result in, total consideration of more than $10,000,000 or (ii) with a fair market value in excess of $10,000,000;

(i)    each contract (excluding (i) purchase orders given or received in the ordinary course of business and (ii) contracts between the Company and any Subsidiary of the Company or among any Subsidiaries of the Company) under which the Company or any Company Subsidiary (A) paid in excess of $15,000,000 in fiscal year 2020, or is expected to pay in excess of $15,000,000 in fiscal year 2021 or (B) received in excess of $20,000,000 in fiscal year 2020, or is expected to receive in excess of $20,000,000 in fiscal year 2021;

(j)    each material “single source” supply contract pursuant to which goods or materials are supplied to the Company or a Company Subsidiary from a sole source;

(k)    each foundry agreement, each agreement relating to assembly and testing, and each agreement relating to manufacturing services;

(l)    each collective bargaining or other labor or works council agreement covering employees of the Company or a Company Subsidiary;

(m)    each lease involving real property pursuant to which the Company or any Company Subsidiary is required to pay a monthly base rental in excess of $350,000;

(n)    each lease or rental contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $250,000 per month (excluding leases or rental contracts for office equipment entered into in the ordinary course of business);

(o)    each contract relating to the acquisition, sale or disposition of any business unit or product line of the Company or any Company Subsidiary and with any outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement;

(p)    any material Government Contract that has not been closed out;

(q)    each contract with any “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a price protection or rebate provision in favor of the counterparty to such contract;

(r)    each settlement agreement entered into since January 1, 2018 (i) with a Governmental Entity, (ii) that requires the Company or any Company Subsidiary to pay more than $15,000,000 after the date of this Agreement or (iii) that imposes any restrictions, other than immaterial restrictions, on the business of the Company or any Company Subsidiary;

(s)    each contract with any Top Customer or any Top Distributor or Top Supplier of the Company and its Subsidiaries; and

(t)    each contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary.

There are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. No event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and, in each case, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. Prior to the date of this Agreement, no Top Customer, no Top Distributor and no Top Supplier to the Company or a Company Subsidiary has canceled, terminated or substantially curtailed its relationship with the Company or any Company Subsidiary, given written notice to the Company or any Company Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened to do any of the foregoing.

2.9    Compliance with Legal Requirements.

(a)    The Company and the Company Subsidiaries are, and since January 1, 2018 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any material violation by the Company, any Company Plan or any fiduciary of any Company Plan of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by the Company or any Company Subsidiary of any Legal Requirement.

(b)    The Company and the Company Subsidiaries hold, and have at all times since January 1, 2018 held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary have at all times since January 1, 2018 conducted all import and export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott laws, rules and regulations of all other countries in which the business of the Company or any Company Subsidiary is conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has been since January 1, 2018 or currently is the subject of a charging letter or penalty notice issued, or an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by the Company or any Company Subsidiary pertaining to such matters. Neither the Company nor any Company Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor is the Company or any Company Subsidiary owned fifty percent (50%) or more by an individual or entity that is so designated. Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, officer, employee, independent contractor, consultant, agent or other person acting on behalf of the Company or any Company Subsidiary, is located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions. Since January 1, 2018, the Company and the Company Subsidiaries have obtained all material consents, orders and declarations from, provided all material notices to, and made all material filings with, all Governmental Entities required for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the U.S. and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, since January 1, 2018, has been in compliance in all material respects with the terms of all Export Approvals. To the knowledge of the Company, there are no pending or threatened claims against the Company or any Company Subsidiary with respect to such Export Approvals.

2.10    Legal Proceedings; Investigations; Orders.

(a)    There is no Legal Proceeding pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect the Company’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) would, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

(b)    There are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any Company Subsidiary relating to potential violations of any Legal Requirement that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any Company Subsidiary, or any of their respective properties, relating to potential violations of any Legal Requirement that would, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

(c)    There is no court order or judgment under which the Company or any Company Subsidiary is subject to ongoing obligations that would, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

2.11    Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2018, neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning corrupt payments applicable to the Company or any Company Subsidiary (collectively, the “Anti-Corruption Laws”) or (b): (i) used any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful expenses, related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any Company Subsidiary; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form, to obtain favorable treatment in securing business, to obtain special concessions or to influence any act or decision of a foreign government official or other person or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. To the knowledge of the Company, neither the Company nor any Company Subsidiary, as of the date of this Agreement, (i) is under external or internal investigation by any Governmental Entity for any material violation of any Anti-Corruption Laws or (ii) has received any written or other communication from any Governmental Entity regarding any material violation of, or failure to comply with, any Anti-Corruption Laws. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2016 neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

2.12    Tax Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)    The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Company Returns”) and all such Company Returns are true, correct and complete.

(ii)    The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary.

(iii)    Each of the Company and the Company Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv)    Within the last six (6) years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v)    Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date or (iii) an election under Section 108(i) of the Code (or any similar state, local or non-U.S. Legal Requirement).

(b)    There are no: (i) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any material Taxes of the Company or any Company Subsidiary or any material Company Returns; (ii) extensions or waivers of the limitation period applicable to any material Company Return or the period for the assessment of any material Taxes of the Company or the Company Subsidiaries; (iii) deficiencies for material Taxes that have been claimed, proposed or assessed by any Governmental Entity against the Company or any Company Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary.

(c)    Neither the Company nor any of the Company Subsidiaries (i) is or has been, within the last ten (10) years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.

(d)    Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.

(e)    Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.

(f)    Part 2.12(f) of the Company Disclosure Schedule sets forth the Company’s expected future payments due to its election pursuant to Section 965(h) of the Code.

(g)    Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(h)    Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(i)    Neither the Company nor any Company Subsidiary has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.13    Employee Benefit Plans.

(a)    Part 2.13(a) of the Company Disclosure Schedule sets forth a list of all material Company Plans as of the date of this Agreement.

(b)    The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material correspondence from any Governmental Entity regarding any active or threatened Legal Proceeding regarding any Company Plan.

(c)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified. Each Company Plan has been operated in compliance with its terms and with all applicable Legal Requirements, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the foregoing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no liability under Title IV of ERISA has been incurred by the Company or any Commonly Controlled Entity that has not been satisfied in full and, to the Knowledge of the Company, no condition exists that presents a risk to the Company of incurring a liability under such Title.

(d)    Except as set forth in Part 2.13(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company subsidiary to any payment or benefit under any Company Plan; (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan; or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary, and there is no agreement between the Company or any Company Subsidiary, on the one hand, and any employee or independent contractor of the Company or Company Subsidiary, on the other hand, that will give rise to any payment that would not be deductible for United States federal income Tax purposes pursuant to Section 280G of the Code. No Company Plan provides for any gross-up, make-whole or other similar payment or benefit in respect of any taxes under Section 4999 of the Code or Section 409A of the Code.

(e)    Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(f)    Each material Company Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any of Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”) is set forth and identified as such in Part 2.13(a) of the Company Disclosure Schedule. With respect to each Foreign Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Foreign Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Plan’s governing documents and any applicable collective bargaining or other works council agreements, and (ii) such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the applicable Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan.

2.14    Labor Matters. Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary. To the knowledge of the Company, as of the date of this Agreement there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has currently threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there is no claim or grievance pending or threatened relating to any employment contract, wages and hours, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including charges of unfair labor practices or harassment complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or Company Subsidiary. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all applicable laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters, and (ii) the Company and the Company Subsidiaries have properly classified all of their service providers as either employees or independent contractors and as exempt or non-exempt for all purposes.

2.15    Environmental Matters. The Company and the Company Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company

Material Adverse Effect. During the three-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 2018, there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. For purposes of this Section 2.15, “Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.

2.16    Insurance. During the one-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any: (a) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary; or (b) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries as of the date of this Agreement are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary and all claims thereunder have been filed in due and timely fashion, and neither the Company nor any of Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies.

2.17    Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Merger. On or prior to the date hereof, the Company Board has unanimously: (a) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Merger by the Company; (b) determined that the Merger is fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (d) subject to the terms and conditions hereof, directed that this Agreement be submitted to a vote of the Company’s stockholders, recommended that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”), and resolved to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, subject to Section 4.2. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement other than, with respect to the Merger, the receipt of the Required Company Stockholder Vote and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Acquisition Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.18    Vote Required. The adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company Organizational Documents to approve or adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Merger.

2.19    Non-Contravention; Consents.

(a)    The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote, the consummation by the Company of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary; (ii) assuming the consents and filings referred to in Section 2.19(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any contract, loan, indebtedness, mortgage, lease, agreement, instrument, permit, franchise, right or license binding upon the Company or any Company Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, except, in the cases of clauses “(ii)” and “(iii),” as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

(b)    Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws, the rules and regulations of Nasdaq, the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, order, license, permit or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

2.20    Takeover Statutes. Assuming the accuracy of Parent’s representation in Section 3.15, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company Organizational Documents inapplicable to the Merger.

2.21    Ownership of Parent Common Stock. During the three years prior to the date of this Agreement, neither the Company nor any Company Subsidiary beneficially owns or owned, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock (other than pursuant to any Company Plan). There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

2.22    Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

2.23    Brokers. No broker, finder or investment banker (other than J.P. Morgan Securities LLC) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

2.24    Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the shareholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein.

SECTION 3    REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that, except as set forth or incorporated by reference in the Parent SEC Documents filed prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.13, in the disclosure schedule delivered to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”):

3.1    Due Organization and Good Standing; Subsidiaries.

(a)    Parent and Acquisition Sub are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation. Parent and Acquisition Sub have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect. Parent and Acquisition Sub are duly qualified and have all necessary Governmental Authorizations to do business, and are in good standing, in each other jurisdiction where the nature of their business makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent or Acquisition Sub to perform their obligations under this Agreement or to consummate the Merger.

(b)    As of the date of this Agreement, neither Parent nor Acquisition Sub nor any Parent Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21 of Parent’s Annual Report on Form 10-K for the year ended November 2, 2019 (filed with the SEC on November 26, 2019) and any other wholly owned Subsidiary of Parent. Each Parent Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger. All of the outstanding shares of capital stock of each Parent Subsidiary are owned directly or indirectly by Parent free and clear of all Liens, except for Parent Permitted Encumbrances.

3.2    Organizational Documents. Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent, Acquisition Sub and each Parent Subsidiary, including all amendments thereto, as in effect on the date hereof. The Organizational Documents of Parent, Acquisition Sub and each Parent Subsidiary are in full force and effect and neither (a) Parent or Acquisition Sub nor (b) except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect, any Parent Subsidiary is in violation of any of the provisions of such Organizational Documents.

3.3    Capitalization.

(a)    The authorized capital stock of Parent consists of: (i) 1,200,000,000 shares of Parent Common Stock, of which 368,954,425 shares were issued and outstanding as of July 9, 2020 (the “Parent Capitalization Date”); and (ii) 471,934 shares of preferred stock, par value $1.00 per share, none of which were outstanding as of the Parent Capitalization Date. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plans will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b)    Except as set forth in Parent’s restated articles of organization (as amended), Parent’s bylaws or the Parent Equity Agreements: (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent; (iii) there are no bonds, debentures, notes or other indebtedness of Parent issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote; and (iv) there is no contract to which Parent is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Agreements, Parent is not under any obligation, nor is it bound by any contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c)    As of the Parent Capitalization Date: (i) 4,448,284 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options; (ii) 4,209,286 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSAs and Parent RSUs and (iii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, Parent has made available to the Company accurate and complete copies of: (A) the Parent Equity Plans; and (B) the forms of all stock option agreements evidencing Parent Options outstanding as of the date of this Agreement, the forms of all restricted stock award agreements evidencing Parent RSAs outstanding as of the date of this Agreement, and the forms of all restricted stock unit agreements evidencing Parent RSUs outstanding as of the date of this Agreement.

(d)    Except as set forth in Section 3.3(c), as of the Parent Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)    From the Parent Capitalization Date through the date of this Agreement, neither Parent nor any of its Subsidiaries has issued any shares of Parent Common Stock, other than pursuant to Parent Options, Parent RSAs or Parent RSUs, in each case, that were outstanding as of the Parent Capitalization Date.

3.4    Reports; Financial Statements; Internal Controls.

(a)    All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since January 1, 2018 (the “Parent SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2017, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated

Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Ernst & Young LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c)    Parent maintains, and at all times since October 29, 2017 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended November 2, 2019, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of November 2, 2019. Management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

(d)    Since January 1, 2018, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(e)    Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.

(f)    Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(h)    Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that do not constitute or would not reasonably be expected to result in a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

3.5    Absence of Certain Changes.

(a)    Since the date of the Most Recent Parent Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    From the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, and neither Parent nor any Parent Subsidiary has undertaken any action that if taken after the date of this Agreement would require the Company’s consent pursuant to Sections 4.1(b) (iii) or (vi) or, as it relates to any of the foregoing clauses, Section 4.1(b) (vii).

3.6    Contracts. Part 3.6 of the Parent Disclosure Schedule contains a list as of the date of this Agreement of each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which Parent or any Parent Subsidiary is a party or by which it is bound (each, a “Parent Material Contract”). There are no existing breaches or defaults on the part of Parent or any Parent Subsidiary under any Parent Material Contract, and, to the knowledge of Parent, there are no existing breaches or defaults on the part of any other Person under any Parent Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect. No event has occurred or not occurred through Parent’s or any Parent Subsidiary’s action or inaction or, to the knowledge of Parent, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Parent Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect. Each Parent Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against Parent or the applicable Parent Subsidiary that is a party to such Parent Material Contract, and, to the knowledge of Parent, is enforceable against the other parties thereto, in each case subject to: (a) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies, and, in each case, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

3.7    Compliance with Legal Requirements.

(a)    Parent is, and since January 1, 2018 has been, in compliance with all Legal Requirements applicable to it and its businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of Parent, received any written notice or verbal notice from any Governmental Entity regarding any material violation by Parent of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement.

(b)    Parent and the Parent Subsidiaries hold, and have at all times since January 1, 2018 held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of Parent and the Parent Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay has not had and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened; and (ii) Parent and each Parent Subsidiary is in compliance with the terms and requirements of all Parent Permits.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary have at all times since January 1, 2018 conducted all import and export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott laws, rules and regulations of all other countries in which the business of Parent or any Parent Subsidiary is conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has been since January 1, 2018 or currently is the subject of a charging letter or penalty notice issued, or an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Parent or any Parent Subsidiary pertaining to such matters. Neither Parent nor any Parent Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor is Parent or any Parent Subsidiary owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any director, officer, employee, independent contractor, consultant, agent or other person acting on behalf of Parent or any Parent Subsidiary, is located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions. Since January 1, 2018, Parent and the Parent Subsidiaries have obtained all Export Approvals, and each of Parent and the Parent Subsidiaries is and, since January 1, 2018, has been in compliance in all material respects with the terms of all Export Approvals. To the knowledge of Parent, there are no pending or threatened claims against Parent or any Parent Subsidiary with respect to such Export Approvals.

3.8    Legal Proceedings; Investigations; Orders.

(a)    There is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against Parent, Acquisition Sub or any Parent Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) would, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(b)    There are no subpoenas, civil investigative demands or other written requests for information issued to Parent or any Parent Subsidiary relating to potential violations of any Legal Requirement that are pending or, to the knowledge of Parent, threatened, or any investigations or claims against or affecting Parent or any Parent Subsidiary, or any of their respective properties, relating to potential violations of any Legal Requirement that would, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(c)    There is no court order or judgment under which Parent, Acquisition Sub or any Parent Subsidiary is subject to ongoing obligations that would, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

3.9    Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2018, neither Parent nor any Parent Subsidiary nor, to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any Parent Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any Anti-Corruption Laws or (b): (i) used any funds of Parent or a Parent Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful expenses, related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any Parent Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any Parent Subsidiary; (iv) made any fraudulent entry on the books or records of Parent or any Parent Subsidiary; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form, to obtain favorable treatment in securing business, to obtain special concessions or to influence any act or decision of a foreign government official or other person or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person.

3.10    Tax Matters. Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.11    Authority; Binding Nature of Agreement.

(a)    Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Parent Shareholder Vote, to consummate the Merger. On or prior to the date hereof, the Parent Board has unanimously: (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Merger by Parent; (ii) determined that the Merger is fair to and in the best interests of Parent and its shareholders; (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (iv) subject to the terms and conditions hereof, approved the issuance of shares of Parent Common Stock in the Merger as contemplated by this Agreement (the “Parent Share Issuance”); and (v) directed that the Parent Share Issuance be submitted to a vote of Parent’s shareholders, recommended the approval of the Parent Share Issuance for purposes of the rules and regulations of Nasdaq by the holders of shares of Parent Common Stock (the “Parent Board Recommendation”), and resolved to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, subject to Section 4.3. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement other than, with respect to the Merger, the receipt of the Required Parent Shareholder Vote. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)    Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub has: (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub and its stockholder; (ii) declared that this Agreement is advisable; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger: (A) the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub (which shall occur immediately following the execution of this Agreement); and (B) the filing of the Certificate of Merger as required by the DGCL. Parent, as the sole stockholder of Acquisition Sub, will vote to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.12    Vote Required. The approval of the Parent Share Issuance by the affirmative vote of a majority of the votes cast by the holders of shares of Parent Common Stock at the Parent Shareholder Meeting and entitled to vote on the proposal to approve the Parent Share Issuance (the “Required Parent Shareholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable Legal Requirements and Parent’s Organizational Documents for Parent to consummate the transactions contemplated hereby, including the Merger. The approval of the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub, which consent will be delivered immediately following the execution hereof in accordance with Section 4.18, is the only vote of the holders of any class or series of Acquisition Sub’s capital stock necessary under applicable Legal Requirements and Acquisition Sub’s Organizational Documents for Acquisition Sub to consummate the transactions contemplated hereby, including the Merger.

3.13    Non-Contravention; Consents.

(a)    The execution and delivery of this Agreement by Parent and, assuming receipt of the Required Parent Shareholder Vote, the consummation by Parent of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent or any Parent Subsidiary; (ii) assuming the consents and filings referred to in Section 3.13(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any contract, loan, indebtedness, mortgage, lease, agreement, instrument, permit, franchise, right or license binding upon Parent or any Parent Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary, except, in the cases of clauses “(ii)” and “(iii),” as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

(b)    Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws, the rules and regulations of Nasdaq, neither Parent nor Acquisition Sub, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, order, license, permit or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Merger, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

3.14    Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.21, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Merger and the Parent Share Issuance.

3.15    Ownership of Company Common Stock. During the three years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock (other than pursuant to any Parent Plan). There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

3.16    Opinion of Financial Advisors. The Parent Board has received the separate oral opinions (to be confirmed in writing) of each of Morgan Stanley & Co. LLC and BofA Securities, Inc., financial advisors to Parent, to the effect that, as of the date of each such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent. Parent will make available to Company a copy of each such opinion as soon as practicable following the execution of this Agreement for information purposes only.

3.17    Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. LLC and BofA Securities, Inc.) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

3.18    Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the shareholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion therein.

3.19    Acquisition Sub. Parent is the sole stockholder of Acquisition Sub. Since its date of incorporation, Acquisition Sub has not carried on any business or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 4    COVENANTS

4.1    Interim Operations.

(a)    The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with customers, suppliers and distributors. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to):

(i)    amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary (other than any amendment to the Organizational Documents of any Company Subsidiary that would not reasonably be expected to be adverse to Parent or to impair, prevent or delay the consummation of any of the transactions contemplated hereby);

(ii)    split, combine, subdivide, amend the terms of or reclassify any shares of the Company’s capital stock;

(iii)    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock of any Company Subsidiary, other than (A) the Company’s regular quarterly dividend on the Company Common Stock to be declared and paid in the first quarter of the Company’s 2021 fiscal year only, in a quarterly amount not to exceed the amount set forth in Part 4.1(a)(iii) of the Company Disclosure Schedule, or (B) dividends or distributions paid by any wholly owned Company Subsidiary to the Company or another wholly owned Subsidiary of the Company;

(iv)    acquire (by merger, consolidation, acquisition of stock or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person, (C) any business, or (D) any assets, except, (1) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company; (2) the purchase of equipment, supplies and inventory in the ordinary course of business, (3) inbound licenses of Intellectual Property in the ordinary course of business or

(4) acquisitions in one or more transactions with respect to which the aggregate consideration for all such transactions does not exceed $20,000,000;

(v)    except in connection with any transaction between the Company and any Subsidiary of the Company or among any Subsidiaries of the Company, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock, other than: (A) shares of Company Common Stock issuable upon exercise of Company Options or the vesting of Company RSUs, Company RSAs or Company MSUs; and (B) pursuant to the Company ESPP in accordance with the terms thereof and of this Agreement;

(vi)    except in connection with any transaction between the Company and any wholly owned Subsidiary of the Company or among any wholly owned Subsidiaries of the Company, sell, assign, transfer, lease or license to any third party, or encumber, or otherwise dispose of, any Company IP or material assets of the Company, other than: (A) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (B) pursuant to written contracts or commitments existing as of the date of this Agreement and set forth in Part 4.1(a)(vi) of the Company Disclosure Schedule; (C) as security for any borrowings permitted by Section 4.1(a)(viii); (D) licenses granted to customers or other third parties in the ordinary course of business consistent with past practice; or (E) dispositions of assets which do not constitute Company IP, and with respect to which the fair market value of all such assets does not exceed $10,000,000 in the aggregate; provided that any transaction involving any Intellectual Property owned, or purported to be owned, by Maxim Holding Company Ltd. or any Subsidiary of Maxim Holding Company Ltd. shall be subject to Section 4.1(a)(xiii);

(vii)    directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s capital stock, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s capital stock, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights binding on the Company and existing prior to the date of this Agreement; or (B) shares of Company Common Stock accepted as payment for the exercise price of options to purchase Company Common Stock pursuant to the Company Equity Plan or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options and Company Stock-Based Awards, as applicable, in accordance with the terms of the applicable award;

(viii)    (A) incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances to any other person, except for: (1) borrowings in an aggregate principal amount outstanding at any time not to exceed $10,000,000 incurred in the ordinary course of business pursuant to existing credit facilities or letters of credit, (2) indebtedness to replace or refinance existing credit facilities or other existing indebtedness, in each case at maturity and without increasing the principal amount thereunder (except to the extent such increase represents accrued interest and fees and expenses on the refinanced indebtedness and customary underwriting, arrangement, or similar fees and related expenses), provided that no such refinancing indebtedness shall subject the Company or any Company Subsidiary to material prepayment obligations or other penalties; (3) any indebtedness among the Company and its wholly owned Subsidiaries or among any wholly owned Subsidiaries of the Company (and guarantees by the Company or its Subsidiaries in respect thereof) and (4) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $10,000,000 at any time outstanding; or (B) incur any Lien on any of its material property or assets, except for Company Permitted Encumbrances and Liens securing indebtedness expressly permitted by the foregoing clause “(A)(2)” (but only to the extent the indebtedness being refinanced is secured) or “(A)(4)” (provided that such Lien shall extend only to the property the purchase or lease of which is financed thereby);

(ix)    (A) adopt, terminate or amend any Company Plan other than, in the ordinary course of business consistent with past practice, if such action would not increase the annual expense of the given Company Plan by a material amount (but in no event will the aggregate amount of all increases in such expenses exceed $10,000,000), (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any director, independent contractor or current or former employee of the Company or any Company Subsidiary, other than as contemplated by Part 4.1(a)(ix) of the Company Disclosure Schedule, (C) grant any rights to severance, retention, change in control or termination pay to any director, independent contractor or current or former employee of the Company or any Company Subsidiary, (D) hire or promote any employee, or (E) terminate the employment of any employee of the Company or any Company Subsidiary (other than for cause); except, in each case, for: (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements; (2) hiring or promotion of employees as set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule; (3) increases in compensation or benefits required pursuant to any Company Plan in effect on the date hereof and listed in Part 4.1(a)(ix) of the Company Disclosure Schedule; (4) increases to total target cash opportunities (i.e., annual base salary or wage rates and target annual cash bonus opportunities) as set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule; (5) payment of cash incentive compensation to the extent set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule and (6) any other actions set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule;

(x)    (i) except in the ordinary course of business and for renewals or extensions of any existing Material Contract entered into in the ordinary course of business, (A) materially amend or terminate (except for terminations pursuant to the expiration of the existing term of any Material Contract) any Material Contract described (1) in Part 4.1(a)(x) of the Company Disclosure Schedule or (2) in Sections 2.8(a), 2.8(b), 2.8(h), 2.8(j), 2.8(k), 2.8(p), 2.8(q), or 2.8(s) or (B) waive, release or assign any material rights under any Material Contracts, or (ii) enter into any contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract under Sections 2.8(a), 2.8(h), 2.8(p), 2.8(q), or 2.8(s);

(xi)    change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(xii)    make, change or revoke any material Tax election, change or adopt any Tax accounting period or material method of Tax accounting, amend any material Company Return if such amendment would reasonably be expected to result in a material Tax liability, file any material Company Return prepared in a manner materially inconsistent with past practice, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Legal Requirement) if such agreement would reasonably be expected to result in a material Tax liability or have a material impact on Taxes, request any Tax ruling from any Governmental Entity, surrender any right to claim a material refund of Taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xiii)    sell, transfer, assign, exclusively license, or otherwise dispose of, or mortgage, encumber or exchange any Intellectual Property owned, or purported to be owned, by Maxim Holding Company Ltd. or any Subsidiary of Maxim Holding Company Ltd., including, for the avoidance of doubt, any sale, transfer, assignment, exclusive license, or other disposition of, or mortgage, encumbrance or exchange of any such Intellectual Property to or with any Affiliate of Maxim Holding Company Ltd.;

(xiv)    make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Part 4.1(a)(xiv) of the Company Disclosure Schedule (a “Non-Budgeted Capital Expenditure”), except that the Company or any Subsidiary of the Company may make any Non-Budgeted Capital Expenditure that, when added to all other Non-Budgeted Capital Expenditures made by the Company and the Company Subsidiaries since the date of this Agreement would not exceed $5,000,000 in the aggregate;

(xv)    except as required by applicable Legal Requirements or the Company’s Organizational Documents, convene (A) any special meeting of the Company’s stockholders other than the Company Stockholder Meeting or (B) any other meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby;

(xvi)    enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company, other than with respect to awards under the Company Equity Plan otherwise permitted under this Agreement or in connection with the granting of proxies in connection with any meeting of the Company’s stockholders;

(xvii)    adopt a plan of (A) complete or partial liquidation of any Subsidiary of the Company or (B) dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Subsidiaries of the Company;

(xviii)    commence, settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (A) involve solely monetary remedies with a value not in excess of $3,000,000, with respect to any individual litigation, claim, suit, action or matter, or $10,000,000 in the aggregate to be paid by the Company or any Company Subsidiary, (B) do not impose any restriction on the Company’s business or the business of the Company Subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by the Company’s stockholders in connection with this Agreement or the Merger and (D) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary;

(xix)    materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xx)    (A) amend any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material Company Permits;

(xxi)    (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to any material Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company Registered IP, other than in its reasonable business judgment or in the ordinary course of business consistent with past practice, or (B) authorize the disclosure to any third party of any material Trade Secret included in the Company IP in a way that results in loss of trade secret protection, other than in the ordinary course of business consistent with past practice;

(xxii)    except in the ordinary course of business, enter into any individual contract under which the Company or any Company Subsidiary (A) grants or agrees to grant any right to material Company IP, other than non-exclusive licenses, or (B) or agrees to pay any royalties in excess of $500,000 with respect to any Intellectual Property; or

(xxiii)    enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(xxii)” of this sentence.

(b)    Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(b) the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with customers, suppliers and distributors. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(b) of the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to):

(i)    amend Parent’s or Acquisition Sub’s Organizational Documents or amend the Organizational Documents of any Parent Subsidiary in any manner that would be adverse in any material respect to the holders of Company Common Stock (after giving effect to the Merger) relative to other holders of Parent Common Stock;

(ii)    split, combine, subdivide, amend the terms of or reclassify any shares of the Parent’s capital stock;

(iii)    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock or the capital stock of any Parent Subsidiary, other than (A) Parent’s regular quarterly dividend on the Parent Common Stock in accordance with Parent’s dividend policy, in a quarterly amount not to exceed the amount set forth in Part 4.1(b) of the Parent Disclosure Schedule, or (B) dividends or distributions paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(iv)    except in connection with any transaction between Parent and any Subsidiary of Parent or among any Subsidiaries of Parent, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock, other than: (A) Parent Options, Parent RSAs and Parent RSUs granted in the ordinary course of business pursuant to the Parent Equity Plans or otherwise in connection with the assumption of equity-based awards of acquired companies; and (B) Parent Common Stock issuable upon exercise of Parent Options, the lapse of restrictions underlying Parent RSAs, or the vesting of Parent RSUs;

(v)    directly or indirectly repurchase, redeem or otherwise acquire any shares of Parent Common Stock, except: (A) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights; (B) shares of Parent Common Stock accepted as payment for the exercise price of Parent Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award; or (C) through Parent’s existing share repurchase program;

(vi)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries; or

(vii)    enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(vi)” of this sentence.

4.2    Company No Solicitation.

(a)    The Company will not, and the Company will cause each of its Subsidiaries and its and their respective directors, officers and employees, and will use its reasonable best efforts to cause its other Representatives not to, except as expressly permitted by this Section 4.2 or Section 4.5, directly or indirectly:

(i)    solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)    furnish any information regarding the Company or any Subsidiary of the Company in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Company Acquisition Proposal;

(iii)    engage in or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal; or

(iv)     approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Company Acquisition Proposal that did not result from any breach of this Section 4.2(a) by the Company, any of its Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal either constitutes a Company Superior Proposal or could reasonably be expected to lead to a Company Superior Proposal; and (B) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Company Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Confidentiality Agreement and that does not prohibit compliance by the Company with this Section 4.2. Prior to or substantially concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within 24 hours) inform Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.2(a) and will keep Parent reasonably informed, on a current basis, of the status and terms of any Company Acquisition Proposal (including any material changes to the terms thereof) and the status of any discussions and negotiations with respect thereto.

(b)    If the Company receives a Company Acquisition Proposal or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 48 hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), and the Company shall thereafter keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status of such Company Acquisition Proposal or request, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c)    Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Affiliates and its and their respective directors, officers and employees, and shall use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party.

(d)    Any violation of the restrictions contained in this Section 4.2 by any of the Company’s Representatives shall be deemed to be a breach of this Section 4.2 by the Company.

4.3    Parent No Solicitation.

(a)    Parent will not, and Parent will cause each of its Subsidiaries and its and their respective directors, officers and employees, and will use its reasonable best efforts to cause its other Representatives not to, except as expressly permitted by this Section 4.3 or Section 4.6, directly or indirectly:

(i)    solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii)    furnish any information regarding Parent or any Subsidiary of Parent in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Parent Acquisition Proposal;

(iii)    engage in or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal; or

(iv)    approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Parent Acquisition Proposal;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Parent Shareholder Vote, Parent and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Parent Acquisition Proposal that did not result from any breach of this Section 4.3(a) by Parent, any of its Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or could reasonably be expected to lead to a Parent Superior Proposal; and (B) prior to providing any information regarding Parent or any Subsidiary of Parent to such third party in response to such Parent Acquisition Proposal, Parent receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Confidentiality Agreement and that does not prohibit compliance by Parent with this Section 4.3. Prior to or substantially concurrently with providing any non-public information to such third party, Parent shall make such non-public information available to the Company (to the extent such non-public information has not been previously made available by Parent to the Company). Parent shall promptly (and in any event within 24 hours) inform the Company if Parent furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.3(a) and will keep the Company reasonably informed, on a current basis, of the status and terms of any Parent Acquisition Proposal (including any material changes to the terms thereof) and the status of any discussions and negotiations with respect thereto.

(b)    If Parent receives a Parent Acquisition Proposal or any inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than 48 hours after its receipt of such Parent Acquisition Proposal or request) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Parent Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), and Parent shall thereafter keep the Company reasonably informed, on a current basis (and, in any event, within 24 hours), of the status of such Parent Acquisition Proposal or request, including informing the Company of any material change to the terms of such Parent Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c)    Promptly following the execution and delivery of this Agreement, Parent shall, and shall cause each of its Affiliates and its and their respective directors, officers and employees, and shall use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than the Company and its Representatives) relating to any Parent Acquisition Proposal made prior to the date hereof. Parent shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Parent or any of its Affiliates is a party.

(d)    Any violation of the restrictions contained in this Section 4.3 by any of Parent’s Representatives shall be deemed to be a breach of this Section 4.3 by Parent.

4.4    Registration Statement; Joint Proxy Statement/Prospectus.

(a)    As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall: (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement of Joint Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Merger; and (vi) cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal or Parent Acquisition Proposal.

(b)    Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Common Stock lifted, reversed or otherwise terminated. Parent shall cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s shareholders, and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, in each case as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.4. If, at any time prior to obtaining the Required Company Stockholder Vote or Required Parent Shareholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus in order to make any statement therein, in light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus not misleading, then such party: (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is appropriate, shall cooperate in mailing such amendment or supplement to the shareholders of Parent or the stockholders of the Company.

(c)    Prior to the Effective Time, Parent shall use its reasonable best efforts to take all other actions required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of Parent Common Stock to be issued in the Merger, including the Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company Stock-Based Awards; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

4.5    Meeting of the Company’s Stockholders; Company Change in Recommendation.

(a)    The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective, duly call, give notice of and hold a meeting of the holders of shares of Company Common Stock to vote on a proposal to adopt this Agreement (the “Company Stockholder Meeting”); and (ii) shall submit such proposal to, and, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.5(c), use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Company Stockholder Meeting and the Company shall not submit any other proposal to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its Staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests at any time prior to the date that is four months from the date the Form S-4 Registration Statement shall have become effective, shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Company Board has made a Company Change in Recommendation, the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided that without the prior written consent of Parent (not to be unreasonably withheld, in the cases of clauses “(A)(1)” and “(A)(2)”), (x) no single such adjournment or postponement pursuant to clauses “(A)” or “(B)” shall be for more than five (5) Business Days, except as may be required by applicable Legal Requirements, and (y) all such adjournments and postponements together shall not cause the date of the Company Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled. Subject to the foregoing and applicable Legal Requirements, the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Stockholder Meeting to initially be called for the same date as the Parent Shareholder Meeting; and (y) if, notwithstanding such efforts, the Parent Shareholder Meeting is initially called for a date prior to the Company Stockholder Meeting, the Company shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Parent Shareholder Meeting. If the Company proposes that the Company Stockholder Meeting also serve as the Company’s 2020 annual meeting, Parent shall consider such proposal in good faith (it being understood that Parent shall not be obligated to agree to such request in the event it would be expected to delay the date of the Company Stockholder Meeting from the date on which it could otherwise be held). If Parent agrees that the Company Stockholder Meeting may serve as the Company’s 2020 annual meeting, then the Company shall be permitted to submit to its stockholders at the Company Stockholder Meeting additional proposals with respect to the election of directors, the ratification of the appointment of the Company’s independent registered public accounting firm, and a non-binding advisory vote to approve the compensation of the Company’s named executive officers.

(b)    Subject to Section 4.5(c), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation. Neither the Company Board nor any committee thereof shall, except as otherwise permitted by this Agreement, including by Section 4.5(c): (i) withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to Parent and Acquisition Sub, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within 10 Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than 1 Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within 10 Business Days after a Company Acquisition Proposal (other than any tender offer or exchange offer) is publicly announced (and in no event later than 1 Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a press release reaffirming the Company Board Recommendation (any action described in clauses “(i)” through“(iv)” being referred to as a “Company Change in Recommendation”); or (v) cause or permit the Company to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other understanding (other than a confidentiality agreement entered into in compliance with Section 4.2(a)) contemplating or relating to a Company Acquisition Transaction.

(c)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation if:

(i)    the Company receives a bona fide written Company Acquisition Proposal after the date of this Agreement that has not been withdrawn and that did not result from a breach of Section 4.2 and prior to making such Company Change in Recommendation: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal; (B) the Company delivers to Parent a written notice (the “Company Superior Proposal Notice”) no less than four Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation, which notice shall include the identity of the Person making such Company Acquisition Proposal and a copy of such proposal (or, if not in writing, the material terms and conditions thereof); (C) during the four Business Day period commencing on the date of Parent’s receipt of such Company Superior Proposal Notice, if requested by Parent, the Company engages in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Company Acquisition Proposal that is the subject of the Company Superior Proposal Notice ceases to be a Company Superior Proposal; and (D) after the expiration of the negotiation period described in clause “(C)” above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause “(C)” above, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal; provided that if there is any change to any of the financial terms or material change to any other material terms of such Company Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause “(B)” above and a new negotiation period under clause “(C)” above shall commence (except that the original four Business Day notice period referred to in clause “(C)” above shall instead be equal to the longer of (1) two Business Days and (2) the period remaining under the original four Business Day notice period of clause “(C)” above), during which time the Company shall be required to comply with the requirement of this Section 4.5(c)(i)(C) and (D) anew with respect to such additional notice (but substituting the time periods therein for the foregoing two Business Day period); or

(ii)    any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement that was neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Company Board, the consequences of which were neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement) and that (A) is not related to a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) does not relate to, in each case in and of itself, any changes in the market price or trading volume of Company Common Stock or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account) or (C) is not related to any event, condition or circumstance that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent, unless such event, condition or circumstance constitutes, or would reasonably be expected to constitute, a Parent Material Adverse Effect (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Company Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements; (2) less than four Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to this Agreement that Parent and Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause “(3)” above, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Legal Requirements, even if such changes committed to in writing were to be given effect.

(d)    Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(e)    Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 4.5; provided, however, that in the case of either clause “(i)” or clause “(ii),” no such communication or statement that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.5(c).

4.6    Meeting of Parent’s Shareholders; Parent Change in Recommendation.

(a)    Parent: (i) shall take all action necessary under all applicable Legal Requirements and Parent’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective, duly call, give notice of and hold a meeting of the holders of shares of Parent Common Stock to vote on a proposal to approve the Parent Share Issuance (the “Parent Shareholder Meeting”); and (ii) shall submit such proposal to, and, except in the case where the Parent Board has made a Parent Change in Recommendation in compliance with Section 4.6(c), use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Parent Shareholder Meeting and Parent shall not submit any other proposal to its shareholders in connection with the Parent Shareholder Meeting without the prior written consent of the Company. Parent, in consultation with the Company, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Parent Shareholder Meeting. Parent shall ensure that all proxies solicited in connection with the Parent Shareholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) Parent shall not postpone or adjourn the Parent Shareholder Meeting without the prior written consent of the Company, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Parent Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to Parent’s shareholders and for such supplement or amendment to be promptly disseminated to Parent’s shareholders within a reasonable amount of time (as determined by the Parent Board in good faith after consultation with outside counsel) prior to the Parent Shareholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its Staff; or (3) if as of the time for which the Parent Shareholder Meeting is scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Shareholder Meeting; and (B) Parent may, and if the Company so requests at any time prior to the date that is four months from the date the Form S-4 Registration Statement shall have become effective, shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the approval of the Parent Share Issuance, if, on the date for which the Parent Shareholder Meeting is scheduled, there would be insufficient votes to obtain the Required Parent Shareholder Vote, whether or not a quorum is present, in which case, except in the case where the Parent Board has made a Parent Change in Recommendation, Parent shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the approval of the Parent Share Issuance as soon as reasonably practicable; provided that without the prior written consent of the Company (not to be unreasonably withheld in the cases of clauses “(A)(1)” and “(A)(2)”), (x) no single such adjournment or postponement pursuant to clauses “(A)” or “(B)” shall be for more than five (5) Business Days, except as may be required by applicable Legal Requirements, and (y) all such adjournments and postponements together shall not cause the date of the Parent Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Parent Stockholder Meeting was originally scheduled. Subject to the foregoing and applicable Legal Requirements, Parent shall cooperate with the Company and use its reasonable best efforts to cause the Parent Shareholder Meeting to initially be called for the same date as the Company Stockholder Meeting; and (y) if, notwithstanding such efforts, the Company Stockholder Meeting is initially called for a date prior to the Parent Shareholder Meeting, Parent shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Company Stockholder Meeting.

(b)    Subject to Section 4.6(c), the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation. Neither the Parent Board nor any committee thereof shall, except as otherwise permitted by this Agreement, including by Section 4.6(c): (i) withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to the Company, the Parent Board Recommendation, or fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Parent Acquisition Proposal; (iii) fail to publicly announce, within 10 Business Days after a tender offer or exchange offer relating to the equity securities of Parent shall have been commenced by any third party (and in no event later than 1 Business Day prior to the date of the Parent Shareholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Parent Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Parent Board recommends rejection of such tender or exchange offer); or (iv) if requested by the Company, fail to issue, within 10 Business Days after a Parent Acquisition Proposal (other than any tender offer or exchange offer) is publicly announced (and in no event later than 1 Business Day prior to the date of the Parent Shareholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a press release reaffirming the Parent Board Recommendation (any action described in clauses “(i)” through“(iv)” being referred to as a “Parent Change in Recommendation”); or (v) cause or permit Parent to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other understanding (other than a confidentiality agreement entered into in compliance with Section 4.3(a)) contemplating or relating to a Parent Acquisition Transaction.

(c)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Shareholder Vote, the Parent Board may make a Parent Change in Recommendation if:

(i)    Parent receives a bona fide written Parent Acquisition Proposal after the date of this Agreement that has not been withdrawn and that did not result from a breach of Section 4.3 and prior to making such Parent Change in Recommendation: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; (B) Parent delivers to the Company a written notice (the “Parent Superior Proposal Notice”) no less than four Business Days in advance stating that the Parent Board intends to make a Parent Change in Recommendation, which notice shall include the identity of the Person making such Parent Acquisition Proposal and a copy of such proposal (or, if not in writing, the material terms and conditions thereof); (C) during the four Business Day period commencing on the date of the Company’s receipt of such Parent Superior Proposal Notice, if requested by the Company, Parent engages in good faith negotiations with the Company regarding a possible amendment of this Agreement so that the Parent Acquisition Proposal that is the subject of the Parent Superior Proposal Notice ceases to be a Parent Superior Proposal; and (D) after the expiration of the negotiation period described in clause “(C)” above, the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause “(C)” above, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal; provided that if there is any change to any of the financial terms or material change to any other material terms of such Parent Acquisition Proposal, Parent shall, in each case, be required to deliver to the Company an additional notice consistent with that described in clause “(B)” above and a new negotiation period under clause “(C)” above shall commence (except that the original four Business Day notice period referred to in clause “(C)” above shall instead be equal to the longer of (1) two Business Days and (2) the period remaining under the original four Business Day notice period of clause “(C)” above), during which time Parent shall be required to comply with the requirement of this Section 4.6(c)(i)(C) and (D) anew with respect to such additional notice (but substituting the time periods therein for the foregoing two Business Day period); or

(ii)    any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement that was neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Parent Board, the consequences of which were neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement) and that (A) is not related to a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) does not relate to, in each case in and of itself, any changes in the market price or trading volume of Parent Common Stock or the fact that Parent meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account) or (C) is not related to any event, condition or circumstance that has had or would reasonably be expected to have an adverse effect on the business or financial condition of the Company, unless such event, condition or circumstance constitutes, or would reasonably be expected to constitute, a Company Material Adverse Effect (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Parent Intervening Event”); and, prior to making such Parent Change in Recommendation, (1) the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would be reasonably likely to be inconsistent with the Parent Board’s fiduciary duties under applicable Legal Requirements; (2) less than four Business Days prior to the making of such Parent Change in Recommendation, the Company receives a written notice from Parent confirming that the Parent Board intends to effect such Parent Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend this Agreement in such a manner that obviates the need for the Parent Board to effect a Parent Change in Recommendation; and (4) following the end of such four Business Day period, the Parent Board determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause “(3)” above, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would be reasonably likely to be inconsistent with the Parent Board’s fiduciary duties under applicable Legal Requirements, even if such changes committed to in writing were to be given effect.

(d)    Notwithstanding any Parent Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, the Parent Share Issuance shall be submitted to the holders of shares of Parent Common Stock at the Parent Shareholder Meeting for the purpose of voting on the approval of the Parent Share Issuance and nothing contained in this Agreement shall be deemed to relieve Parent of such obligation.

(e)    Nothing contained in this Agreement shall prohibit Parent, the Parent Board or their Representatives from (i) taking and disclosing to the shareholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the shareholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Parent Acquisition Proposal to the provisions of this Section 4.6; provided, however, that in the case of either clause “(i)” or clause “(ii),” no such communication or statement that would constitute a Parent Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.6(c).

4.7    Filings; Other Action.

(a)    Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement; and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)    Each party shall use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) within ten Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; and (ii) as promptly as practicable and advisable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any Legal Requirement with respect to any other Antitrust Laws. Parent and the Company shall use their respective best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters.

(c)    Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.7(a). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact the material as necessary to (i) remove personally sensitive information or information concerning the valuation of such party or any of its Subsidiaries, (ii) comply with other contractual arrangements or applicable Legal Requirements or (iii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (i) consult with the other in good faith prior to taking a position with respect to any filing required by Section 4.7(a); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 4.7(a) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party in advance of any meeting or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Without limiting the foregoing, the parties agree that it is Parent’s primary right to devise the strategy for obtaining clearances, approvals, and waiting-period expirations under Antitrust Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith, and taking into account in good faith any comments of, the Company or its Representatives relating to such strategy.

(d)    Each of Parent and the Company shall (through its counsel) notify the other promptly upon the receipt of, and, if in writing, shall promptly provide the other party (through its counsel) with copies of: (i) any material communication from any official of any Governmental Entity in connection with the Merger or any filing made pursuant to this Agreement, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement (and shall keep the other party informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any official of any Governmental Entity for any amendment or supplement to any filing made pursuant to this Agreement or for any information requested by any Governmental Entity in connection with their review or consideration of any filings related to this Agreement. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 4.7(a), Parent or the Company, as the case may be, shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate in filing with the applicable Governmental Entity such amendment or supplement. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither the Company nor any of its Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(e)    Anything to the contrary set forth in this Agreement notwithstanding, Parent agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and actions necessary to ensure the absence at the End Date of any (x) requirement for any non-action, consent or approval of any Governmental Entity arising under an Antitrust Law, (y) Order in any suit or proceeding under an Antitrust Law and (z) other matter relating to any Antitrust Law, in each case which would preclude satisfaction of any of the conditions to Closing set forth in Section 5.1(c), Section 5.1(e) or Section 5.2(d) by the End Date, so as to enable the parties to complete the Merger and consummate the transactions contemplated by this Agreement as promptly as practicable, including committing to or taking by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, or other disposition of or restriction on any assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries, or accepting any operational restrictions or otherwise taking or committing to take actions that would, after the Effective Time, limit Parent’s or any of its Affiliates’ freedom of action with respect to any of the assets, licenses, product lines, operations or businesses of any of Parent, the Company or any of their respective Subsidiaries; provided, that, anything to the contrary set forth in this Agreement notwithstanding, Parent shall not be required to (i) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (ii) grant any non-exclusive license, accept any operational restrictions or take or commit to take any actions which restrictions or actions would limit Parent’s or any of its Affiliates’ freedom of action with respect to assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that, individually or in the aggregate, generated total collective revenues in excess of $175,000,000 in either Parent’s fiscal year 2019 or the Company’s fiscal year 2020, as applicable (the “Revenue Cap”), except that, in the case of clause “(ii),” the revenues of the asset, license, product line, operation or business impacted by such non-exclusive license, operational restriction or action, respectively, shall be considered in determining whether the Revenue Cap has been achieved only if: (A) such restrictions or actions would limit Parent’s or its Affiliate’s freedom of action after the Effective Time with respect to such impacted asset, product line, operation or business, respectively, of Parent, the Company or any of their respective

Subsidiaries in a respect that is material to such impacted asset, product line, operation or business, respectively, of Parent, the Company or any of their respective Subsidiaries (it being understood that an obligation to continue selling or supporting a product in any jurisdiction shall not, in and of itself, be construed to be a material limitation), or (B) in the case of a non-exclusive license, the adverse effect of such non-exclusive license is non-de minimis with respect to the impacted asset, license, product line, operation or business, respectively of Parent, the Company or any of their respective Subsidiaries.

(f)    To assist Parent in complying with its obligations set forth in this Section 4.7, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s or its Subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Company or any of its Subsidiaries or any equity interest in any joint venture held by the Company or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that (A) the consummation of the transactions provided for in any such agreement for a Divestiture Action (a “Divestiture Agreement”) shall be conditioned upon the Closing or satisfaction of all of the conditions to Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action); and (B) Parent shall indemnify the Company and its Subsidiaries for, and hold the Company and its Subsidiaries harmless from, all costs, expenses and liabilities incurred by the Company or its Subsidiaries arising from or relating to such Divestiture Agreement (other than any of the foregoing arising from the breach by the Company or any applicable Subsidiary of the Company of such Divestiture Agreement). In furtherance and not in limitation of the covenants of the parties contained in this Section 4.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall use best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(g)    Anything to the contrary in this Agreement notwithstanding, nothing in this Agreement (including Section 4.7(d) or (e)) shall obligate Parent to commit to or take any actions that would reasonably be expected to exceed the Revenue Cap (a “Burdensome Effect”).

(h)    Each of Parent and the Company agrees that, prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Section 6.1, it shall not, and shall ensure that none of its Subsidiaries or Affiliates shall, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to materially delay, materially impede or prevent the consummation of the transactions contemplated by this Agreement.

4.8    Access.

(a)    Upon reasonable notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours upon prior notice throughout the period prior to the Effective Time, to the Company’s and its Subsidiaries personnel, properties, contracts, filings with Governmental Entities and books and records and, during such period, the Company shall furnish promptly to Parent all available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any obligation of the Company with respect to confidentiality or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of the Company or any of its Subsidiaries or personal information that would expose the Company to the risk of liability; provided that in each case the Company shall inform Parent of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such information. All information obtained by or provided to Parent and its Representatives pursuant to this Agreement shall be treated as “Evaluation Material” of the Company for purposes of the Confidentiality Agreement.

(b)    Upon reasonable notice, Parent shall afford the Company and its Representatives reasonable access, during normal business hours upon prior notice throughout the period prior to the Effective Time, to Parent’s and its Subsidiaries personnel, properties, contracts, filings with Governmental Entities and books and records and, during such period, Parent shall furnish promptly to the Company all available information concerning its business as the Company may reasonably request; provided, however, that Parent shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of Parent would: (i) violate any obligation of Parent with respect to confidentiality or privacy; (ii) jeopardize protections afforded Parent under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of Parent or any of its Subsidiaries or personal information that would expose Parent to the risk of liability; provided that in each case Parent shall inform the Company of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow the Company (or its Representatives) access to such information. All information obtained by or provided to the Company and its Representatives pursuant to this Agreement shall be treated as “Evaluation Material” of Parent for purposes of the Confidentiality Agreement.

(c)    To the extent that any of the information or material furnished pursuant to this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under to the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)    No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement. No exchange of information or investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

4.9    Interim Operations of Acquisition Sub. During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

4.10    Publicity. Parent and the Company shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Merger that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.10, (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.10, (iii) the Company need not consult with (or obtain the consent of) Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Company Acquisition Proposal or Company Change in Recommendation; and (iv) Parent need not consult with (or obtain the consent of) the Company in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Parent Change in Recommendation. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

4.11    Company ESPP; Other Employee Benefits.

(a)    The Company shall take the necessary actions with respect to the Company’s 2008 Employee Stock Purchase Plan (the “Company ESPP”) so that: (i) any offering period in effect as of the last day of the current offering period ending in November 2020 shall be shortened by setting a new “Purchase Date” (within the meaning of the Company ESPP) in respect of such offering period that is no later than the last day of the current offering period ending in November 2020 (the “Offering Period End Date”) and on the Offering Period End Date, cause the exercise of each outstanding purchase right under the Company ESPP, except in no event shall the Company permit any new participants to enroll in, or any current participants to increase payroll deduction or other contribution elections under, the Company ESPP on or following the date hereof; and (ii) as of the Offering Period End Date, the Company ESPP shall be suspended, and no offering periods or purchase periods shall be thereafter commenced and no payroll deductions or other contributions shall be thereafter made or effected with respect to the Company ESPP.

(b)    During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to provide: (i) each employee of the Company or any Subsidiary of the Company who continues employment with Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) after the Effective Time (a “Continuing Employee”) with a total target cash opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity) that is, in each case, not reduced by more than 10% of the total target cash opportunity that was provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time; and (ii) each Continuing Employee with employee welfare and retirement benefits that are no less favorable in the aggregate to those provided to similarly situated employees of Parent or Parent’s Subsidiaries, except that if Parent maintains, or causes a Subsidiary to maintain, any given welfare or retirement Company Plan during such period at the same level of benefits, Parent shall be deemed in compliance with this covenant with respect to the category of benefit referenced herein.

(c)    Parent shall or shall cause one of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to assume, honor and maintain the Change in Control Plans as in effect on the date of this Agreement and listed in Part 2.13(d) of the Company Disclosure Schedule and provide, to each Continuing Employee who experiences a termination of employment in a manner that would entitle such Continuing Employee to payments or benefits under such Change in Control Plans, payments and benefits in accordance with the terms thereof. Parent hereby acknowledges that the consummation of the transactions contemplated hereby will constitute a “change in control” of the Company (or similar phrase) within the meaning of the Change in Control Plans and the Company Equity Plan.

(d)    All service of the Continuing Employees to the Company and its Subsidiaries and their respective predecessors shall be recognized for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to, without limitation, each Parent Plan (excluding any defined benefit pension or post-retirement medical plan that was not a Company Plan prior to the Effective Time under which service was credited as of the Effective Time) pursuant to which service credit is provided to any Parent Employee, in each case in which any Continuing Employee will participate after the Effective Time, except to the extent such recognition would result in the duplication of benefits. In addition, Parent or the Subsidiaries of Parent (including the Surviving Corporation and its Subsidiaries), as applicable, shall cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the date on which the Continuing Employee begins participation in such Parent Plan.

(e)    Parent shall or shall cause one of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) to pay to any Continuing Employee who participates in an annual bonus plan covering the Company’s fiscal year in which the Effective Time occurs, a prorated annual bonus in respect of such fiscal year for the period of the fiscal year following the Effective Time (or if prorated bonuses are not paid to Continuing Employees in connection with the Closing for the portion of the fiscal year prior to the Effective Time, then the full fiscal year), with such bonus calculated based on actual performance through the end of the fiscal year, based on achievement of such performance metrics as Parent shall reasonably determine for such period.

(f)    If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) to the Parent 401(k) Plan, in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Continuing Employees from the Company 401(k) Plan.

(g)    Nothing in this Section 4.11 or elsewhere in this Agreement, expressed or implied, shall be construed to create a right in any employee of the Company or any of its Subsidiaries to employment with Parent, the Surviving Corporation or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any of their respective Affiliates and the Continuing Employee. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit arrangement of Parent, the Company or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any Parent Plan, any Company Plan or any other employee benefit plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.11 shall create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company or any of its Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

4.12    Certain Tax Matters.

(a)    None of the parties hereto shall (and each party shall cause its Subsidiaries not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto intend to report and, except to the extent otherwise obligated by a Legal Requirement, shall report, for U.S. federal income Tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that the Merger would reasonably be likely to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, the parties agree (i) to cooperate in good faith to explore alternative structures that would permit the transactions contemplated hereby to qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) if each party to this Agreement in the exercise of its reasonable business discretion agrees to pursue such an alternative structure, the parties shall enter into an appropriate amendment to this Agreement to reflect such alternative structure and provide for such other changes necessitated thereby; provided, however, that any actions taken pursuant to this Section 4.12(a) shall not (A) without the consent of the Company and Parent, alter or change the amount, nature or mix of the Merger Consideration or (B) impose any material, unreimbursed cost on Parent or the Company without the consent of such party.

(b)    Each of the parties hereto shall cooperate in good faith and use its reasonable best efforts to obtain any opinion of Parent’s or the Company’s tax counsel to be issued with respect to the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code (each such opinion, a “Tax Opinion”). In connection with the rendering of any such Tax Opinion, (i) Parent (and Acquisition Sub) shall deliver to such counsel a duly executed certificate containing such customary representations and warranties as shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable such counsel to render any such Tax Opinion (the “Parent Tax Certificate”), (ii) the Company shall deliver to such counsel a duly executed certificate containing such customary representations and warranties as shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable such counsel to render any such Tax Opinion (the “Company Tax Certificate”), (iii) Parent and the Company shall provide such other information as is reasonably requested by such counsel for purposes of rendering any such Tax Opinion, and (iv) such counsel shall be entitled to rely upon representations contained in the Parent Tax Certificate and the Company Tax Certificate in rendering any such Tax Opinion.

4.13    Indemnification; Directors’ and Officers’ Insurance.

(a)    For a period of no less than six years after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of the Company or any of its Subsidiaries, any Person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time and any Person who is, was or at any time prior to the Effective Time does serve as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan at the request of or for the benefit of the Company or any of its Subsidiaries (together with their respective heirs and representatives, the “Indemnified Parties”) to the fullest extent permitted by applicable Legal Requirements (including against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Legal Requirements, provided that, if requested by Parent, such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled to), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an employee, officer or director of the Company or any of the Subsidiaries of the Company or serving at the request of the Company or any of the Subsidiaries of the Company as a director, officer, employee or agent of another Person, to the fullest extent permitted by applicable Legal Requirements). The parties hereto agree that for six years after the Effective Time all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the applicable Person’s Organizational Documents or in any written agreement with such Person shall survive the Merger and shall continue in full force and effect. For six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in: (i) the Organizational Documents of the Company and each of the Subsidiaries of the Company; and (ii) any other agreements of the Company or any of the Subsidiaries of the Company with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement set forth in Part 4.13(a) of the Company Disclosure Schedule, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the related transactions) without the consent of such Indemnified Party.

(b)    For a period of no less than six years following the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Part 4.13(b) of the Company Disclosure Schedule) for such insurance (such 300% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.13(b), the Company may, or if the Company is unable to, Parent may on its behalf, prior to the Effective Time, purchase a six-year “tail” prepaid policy on the D&O Policy with an annual cost not in excess of the Maximum Annual Premium, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Corporation under the first sentence of this Section 4.13(b) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 4.13 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 4.13, the provisions of this Section 4.13 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c)    The obligations under this Section 4.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) and any of such Person’s heirs, executors, beneficiaries or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs, executors, beneficiaries or representatives). Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.13, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their heirs and representatives)) under this Section 4.13 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

(d)    In the event that Parent, the Surviving Corporation or any of their respective Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their respective heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.13.

4.14    Stockholder Litigation. The Company shall provide Parent with prompt notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding (provided that the Company shall control the defense, strategy and settlement thereof), and no such settlement or compromise shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

4.15    Obligations of Acquisition Sub. Parent shall ensure that Acquisition Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

4.16    Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting and settlement of converted Company Stock-Based Awards, to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time. Prior to the Closing, the Company shall cooperate with Parent to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time.

4.17    Section 16 Matters. Prior to the Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) in connection with the transactions contemplated by Section 1 by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.18    Parent Vote. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Acquisition Sub, a written consent adopting this Agreement.

4.19    Director Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations executed by each director of the Company in office as of immediately prior to the Effective Time, in each case, conditioned and effective upon the Effective Time.

4.20    Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

SECTION 5    CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

5.1    Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect the Merger and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable Legal Requirements), at or prior to the Closing, of each of the following conditions:

(a)    Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b)    Stockholder Approvals.

(i)    The Required Company Stockholder Vote shall have been obtained.

(ii)    The Required Parent Shareholder Vote shall have been obtained.

(c)    Governmental Approvals. (i) Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the consummation of the Merger under any applicable Antitrust Law identified in Part 5.1(c) of the Company Disclosure Schedule shall have expired or been terminated and (ii) any Governmental Authorization required to be obtained with respect to such Antitrust Laws identified in Part 5.1(c) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect.

(d)    Listing. The shares of Parent Common Stock to be issued pursuant to the Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company Stock-Based Awards, shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(e)    No Restraints. No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Merger shall have been entered, issued or adopted by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect (any such Legal Requirement or Order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”) (it being understood that, with respect to any Legal Requirement or Order relating to Antitrust Laws, only a court of competent jurisdiction or other Governmental Entity in the jurisdictions identified in Part 5.1(c) of the Company Disclosure Schedule shall constitute a court of competent jurisdiction or other Governmental Entity of competent jurisdiction for purposes of this Section 5.1(e) or for any other use of the term “Relevant Legal Restraint” in this Agreement).

5.2    Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)    Accuracy of Representations. (i) The representations and warranties of the Company contained in Section 2.3 shall have been true and accurate, other than de minimis inaccuracies, at and as of the date hereof and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in Section 2.1(a) (first sentence only), Section 2.17, Section 2.18, Section 2.19(a)(i), Section 2.20, Section 2.22 and Section 2.23 shall have been true and accurate in all material respects at and as of the date hereof and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time); provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; (iii) the representations and warranties of the Company contained in Section 2.5(a) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate at and as of the Closing Date as if made at and as of such time; and (iv) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses “(i)” through “(iii)”) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as would not, individually or in the aggregate, constitute or reasonably be expected to constitute, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)    Performance of Covenants. The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Documents. Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been duly satisfied.

(d)    Governmental Approvals. The condition set forth in Section 5.1(c) shall have been satisfied without the imposition of any requirement or condition that would constitute or that would be reasonably expected to have a Burdensome Effect, and no Governmental Entity in the jurisdictions identified in Part 5.1(c) of the Company Disclosure Schedule shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order (whether temporary, preliminary or permanent) in connection with the matters that are the subject of Section 5.1(c) that is in effect and that (x) requires either party or any of its Subsidiaries to take or commit to take any actions constituting or that would be reasonably expected to have a Burdensome Effect or (y) would otherwise constitute or reasonably be expected to have a Burdensome Effect.

5.3    Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)    Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.3(a) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date hereof and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and Acquisition Sub contained in Section 3.1(a) (first sentence only), Section 3.11, Section 3.12, Section 3.13(a)(i), Section 3.14, Section 3.16 and Section 3.17 shall have been true and accurate in all material respects at and as of the date hereof and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time); provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; (iii) Section 3.5(a) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate at and as of the Closing Date as if made at and as of such time; and (iv) the representations and warranties of Parent and Acquisition Sub set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses “(i)” through “(iii)”) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as would not, individually or in the aggregate, constitute or reasonably be expected to constitute, a Parent Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Parent Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)    Performance of Covenants. The covenants in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Documents. The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been duly satisfied.

SECTION 6    TERMINATION

6.1    Termination. This Agreement may be terminated and the Merger may be abandoned:

(a)    by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)    by Parent or the Company if the Merger shall not have been consummated by the close of business on July 12, 2021 (the “End Date”); provided, that if any of the conditions to the Closing set forth in Section 5.1(c), Section 5.1(e) (solely if the applicable Relevant Legal Restraint relates to any Antitrust Laws) or Section 5.2(d) has not been satisfied or waived on or prior to the close of business on the End Date but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to October 12, 2021 and, if so extended, such date shall be the “End Date”; and provided further, if any such conditions shall not have been satisfied or waived prior to the close of business on October 12, 2021 but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to January 12, 2022 and, if so extended, such date shall be the “End Date”; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have been the primary cause of, or primarily resulted in, the failure of the Effective Time to have occurred on or before the End Date;

(c)    by Parent or the Company at any time prior to the Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Merger shall have become final and non-appealable; provided, that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.7; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have been the primary cause of, or primarily resulted in, the issuance or continued existence of such Relevant Legal Restraint;

(d)    by Parent at any time prior to obtaining the Required Company Stockholder Vote if the Company Board shall have made a Company Change in Recommendation;

(e)    by the Company at any time prior to obtaining the Required Parent Shareholder Vote if the Parent Board shall have made a Parent Change in Recommendation;

(f)    by either Parent or the Company if: (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Company Stockholder Vote shall not have been obtained;

(g)    by either Parent or the Company if: (i) the Parent Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Parent Shareholder Vote shall not have been obtained;

(h)    by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent (and, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(h) if Parent is then in material breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b)); or

(i)    by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(i) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company (and, provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(i) if the Company is then in material breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b)).

The party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8, specifying the provision of this Agreement pursuant to which such termination is effected.

6.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) this Section 6.2, Section 6.3 and Section 7 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) the termination of this Agreement shall not relieve any party from any liability for any fraud or any intentional and material breach of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

6.3    Termination Fees.

(a)    If this Agreement is terminated by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(f) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two Business Days after the termination of this Agreement, the Company shall cause to be paid to Parent the Termination Fee.

(b)    If this Agreement is terminated by the Company pursuant to Section 6.1(e), or by either Parent or the Company pursuant to Section 6.1(g) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 6.1(e), then, within two Business Days after the termination of this Agreement, Parent shall cause to be paid to the Company the Termination Fee.

(c)    If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(f) or by Parent pursuant to Section 6.1(h)(ii) as a result of a material breach of the covenants or agreements set forth in Section 4.2 or Section 4.5 and: (i) at or prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 6.1(f)), or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 6.1(h)(ii)), a Company Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five Business Days prior to the date of the Company Stockholder Meeting, in the case of a termination pursuant to Section 6.1(f), or the time of such breach, in the case of a termination pursuant to Section 6.1(h)(ii); and (ii) on or prior to the date that is twelve months following the termination of this Agreement, either (A) a Company Acquisition Transaction is consummated or (B) a definitive agreement relating to a Company Acquisition Transaction is entered into by the Company (it being understood that, for purposes of this clause “(B),” each reference to “25%” in the definition of “Company Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “50%”), then, within two Business Days after the earlier of the consummation of such Company Acquisition Transaction or entering into a definitive agreement relating to a Company Acquisition Transaction, the Company shall cause to be paid to Parent the Termination Fee.

(d)    If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(g) or by the Company pursuant to Section 6.1(i)(ii) as a result of a material breach of the covenants and agreements set forth in Section 4.3 or Section 4.6 and: (i) at or prior to the Parent Shareholder Meeting (in the case of a termination pursuant to Section 6.1(g)), or at or prior to the time of the applicable breach by Parent (in the case of a termination pursuant to Section 6.1(i)(ii)), a Parent Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five Business Days prior to date of the Parent Shareholder Meeting, in the case of a termination pursuant to Section 6.1(g), or the time of such breach, in the case of a termination pursuant to Section 6.1(i)(ii); and (ii) on or prior to the date that is twelve months following the termination of this Agreement, either (A) a Parent Acquisition Transaction is consummated or (B) a definitive agreement relating to a Parent Acquisition Transaction is entered into by Parent (it being understood that, for purposes of this clause “(B),” each reference to “25%” in the definition of “Parent Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “50%”), then, within two Business Days after the earlier of the consummation of such Parent Acquisition Transaction or entering into a definitive agreement relating to a Parent Acquisition Transaction, Parent shall cause to be paid to the Company the Termination Fee.

(e)    If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(b), and, as of the time of such termination, the only conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions would have been capable of being satisfied if the Closing were to occur on the date the notice of termination is delivered) are those set forth in Section 5.1(c) (solely due to an Antitrust Law identified in Part 5.1(c) of the Company Disclosure Schedule or a Legal Requirement or Order in connection with any such Antitrust Law), Section 5.1(e) (solely due to a Relevant Legal Restraint arising under a Legal Requirement that is an Antitrust Law identified in Part 5.1(c) of the Company Disclosure Schedule) or Section 5.2(d) (solely due to an Antitrust Law identified in Part 5.1(c) of the Company Disclosure Schedule), then, within three Business Days following such termination, Parent shall cause to be paid to the Company the Regulatory Termination Fee.

(f)    If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(c), and (i) the conditions set forth in Section 5.1(a), Section 5.1(b), Section 5.1(d) and Section 5.2(c) would have been satisfied or would have been capable of being satisfied, and the conditions set forth in Section 5.2(a) and Section 5.2(b) would have been satisfied, in each case if the Closing were to occur on the date the notice of termination is delivered, and (ii) the Relevant Legal Restraint that is the basis of such termination arises under an Antitrust Law identified in Part 5.1(c) of the Company Disclosure Schedule, then, within three Business Days following such termination, Parent shall cause to be paid to the Company the Regulatory Termination Fee.

(g)    Any Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable by the Company only once and not in duplication even though the Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. The parties agree that if the Termination Fee becomes payable by, and is paid by, the Company, then such Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement, and in no event will Parent or any other person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein shall relieve any party from liability for any fraud or any intentional and material breach of this Agreement.

(h)    Any Termination Fee or Regulatory Termination Fee due and payable by Parent under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, the Termination Fee or Regulatory Termination Fee, as applicable, shall be payable by Parent only once and not in duplication even though a termination fee may be payable by Parent under one or more provisions hereof. If Parent fails to pay the Termination Fee or Regulatory Termination Fee, as applicable, when due and payable by Parent, then Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and Parent shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by the Company to collect payment. The parties agree that if the Termination Fee or Regulatory Termination Fee becomes payable by, and is paid by, Parent, then such Termination Fee or Regulatory Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, Acquisition Sub and their respective Affiliates and its and their Representatives in connection with this Agreement, and in no event will the Company or any other person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein shall relieve any party from liability for any fraud or any intentional and material breach of this Agreement.

(i)    Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.

SECTION 7    MISCELLANEOUS PROVISIONS

7.1    Amendment. This Agreement may be amended at any time prior to the Effective Time (whether before or after receipt of the Required Company Stockholder Vote or the Required Parent Shareholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that: (a) after the Required Parent Shareholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or rule or regulation of Nasdaq requires further approval of the shareholders of Parent without the further approval of such shareholders; and (b) after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders.

7.2    Waiver.

(a)    Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

7.3    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Effective Time. This Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time.

7.4    Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a)    This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b)    Without limiting the generality of Section 7.4(a): (i) Parent and Acquisition Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, except as provided in this Agreement, that they are not relying and have not relied on any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Agreement, and that no Representative of the Company has made or is making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement; and (ii) without limiting the foregoing, Parent and Acquisition Sub acknowledge and agree that the Company has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or Acquisition Sub or to any of their Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Subsidiary of the Company or the future business and operations of the Company or any Subsidiary of the Company or (B) except for the representations and warranties made by the Company in Section 2, any oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c)    Without limiting the generality of Section 7.4(a): (i) the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, except as provided in this Agreement, that it is not relying and has not relied on any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Agreement, and that no Representative of Parent has made or is making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement; and (ii) without limiting the foregoing, the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of its Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Subsidiary of Parent or the future business and operations of Parent or any Subsidiary of Parent or (B) except for the representations and warranties made by Parent in Section 3, any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(d)    Parent, the Company and Acquisition Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and Acquisition Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

7.5    Applicable Law; Jurisdiction.

(a)    This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto: (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b)    EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.

7.6    Payment of Expenses. Whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby; provided, however, that Parent shall pay all filing fees under the HSR Act and under any other applicable Antitrust Laws.

7.7    Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for the provisions of Section 1 (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the Effective Time and holders of Company Stock-Based Awards) and Section 4.13 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

7.8    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two Business Days after being sent; (c) if sent by electronic mail, when transmitted (provided that the transmission of the email is promptly confirmed by telephone or response email); and (d) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

Analog Devices, Inc.

One Technology Way

Norwood, MA 02062-9106

Attention: Margaret K. Seif, Chief People Officer and Senior Vice President of

                 Communications

Email: Margaret.Seif@analog.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Mark Gordon, Esq.

                 Jenna E. Levine, Esq.

Email: MGordon@wlrk.com

            JELevine@wlrk.com

if to the Company:

Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, CA 95134

Attention: Mark Casper, Vice President and General Counsel

Email: Mark.Casper@maximintegrated.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, CA 94065

Attention: Craig Adas, Esq.

Email: craig.adas@weil.com

and to

Weil, Gotshal & Manges LLP

757 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello, Esq.

Email: michael.aiello@weil.com

7.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.10    Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.11    Obligations of the Surviving Corporation. Following the Effective Time, Parent shall cause the Surviving Corporation to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Surviving Corporation under this Agreement

7.12    Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, Acquisition Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain: (i) a decree or order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.13    Disclosure Schedules.

(a)    The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 2 and, as applicable, Section 4. Any information set forth in any section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections and subsections of the Company Disclosure Schedule as though fully set forth in such other sections and subsections (whether or not specific cross-references are made) to the extent the relevance of such information is reasonably apparent on its face. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any contract.

(b)    The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 3 and, as applicable, Section 4. Any information set forth in any section or subsection of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections and subsections of the Parent Disclosure Schedule as though fully set forth in such other sections and subsections (whether or not specific cross-references are made) to the extent the relevance of such information is reasonably apparent on its face. No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any contract.

7.14    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.

(d)    For purposes of this Agreement, any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder, and any reference to a Legal Requirement in this Agreement shall only be a reference to such Legal Requirement as of the date of this Agreement.

(e)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(f)    All references in this Agreement to “$” are intended to refer to United States dollars.

(g)    The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

[Remainder of page intentionally left blank]

Parent and Acquisition Sub have caused this Agreement to be executed as of the date first written above.

ANALOG DEVICES, INC. a Massachusetts corporation

By:	/s/ Vincent Roche
Name:	Vincent Roche
Title:	President and Chief Executive Officer

MAGNETO CORP. a Delaware corporation

By:	/s/ Prashanth Mahendra-Rajah
Name:	Prashanth Mahendra-Rajah
Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

The Company has caused this Agreement to be executed as of the date first written above.

MAXIM INTEGRATED PRODUCTS, INC. a Delaware corporation

By:	/s/ Tunç Doluca
Name:	Tunç Doluca
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acquisition Sub. “Acquisition Sub” shall have the meaning set forth in the Preamble.

Affiliate. A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with this Exhibit A and each of the other Schedules and Exhibits hereto, as such Agreement and Plan of Merger (including this Exhibit A and the other Schedules and Exhibits hereto) may be amended from time to time.

Anti-Corruption Laws. “Anti-Corruption Laws” shall have the meaning set forth in Section 2.11(a).

Antitrust Laws. “Antitrust Laws” shall have the meaning set forth in Section 4.7(a).

Average Parent Stock Price. “Average Parent Stock Price” shall mean the average of the volume weighted average trading prices per share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the Effective Time.

Business Day. “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions in the City of New York are authorized or required by Legal Requirements to be closed and shall consist of the period from 12:01 a.m. through 12:00 midnight at such location.

Burdensome Effect. “Burdensome Effect” shall have the meaning set forth in Section 4.7(g).

Certificate of Merger. “Certificate of Merger” shall have the meaning set forth in Section 1.2.

Change in Control Plans. “Change in Control Plans” shall mean: (a) the Company’s Change in Control Employee Severance Plan for U.S. Based Employees; (b) the Company’s Change in Control Employee Severance Plan for Non-U.S. Based Employees; and (c) the Company’s Equity Award Policy Acceleration of Vesting in the Event of a Change of Control for Employees Based Outside the U.S.

Closing. “Closing” shall have the meaning set forth in Section 1.2.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.2.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Commonly Controlled Entity. “Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as the Company, pursuant to Section 4001(a)(14).

Company. “Company” shall have the meaning set forth in the Preamble.

Company 401(k) Plan. “Company 401(k) Plan” shall have the meaning set forth in Section 4.11(f).

Company Acquisition Proposal. “Company Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating or otherwise relating to any Company Acquisition Transaction.

Company Acquisition Transaction. “Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving:

(a)    any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company;

(b)    any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company; or (ii) in which the Company or any of its Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company (after giving effect to such transaction);

(c)    any sale, exchange, transfer, acquisition or disposition of 25% or more of the consolidated assets (including equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of the Company) that constitute or account for 25% or more of the consolidated net revenues or net income of the Company and its Subsidiaries, taken as a whole;

(d)    any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of the Company; or

(e)    any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, involved is 25% or more.

Company Board. “Company Board” shall mean the board of directors of the Company.

Company Board Recommendation. “Company Board Recommendation” shall have the meaning set forth in Section 2.17.

Company Book-Entry Shares. “Company Book-Entry Shares” shall have the meaning set forth in Section 1.8(b).

Company Capitalization Date. “Company Capitalization Date” shall have the meaning set forth in Section 2.3(a).

Company Change in Recommendation. “Company Change in Recommendation” shall have the meaning set forth in Section 4.5(b).

Company Common Stock. “Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

Company Disclosure Schedule. “Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 2.

Company Equity Agreements. “Company Equity Agreements” shall mean the Company Equity Plan (together with all grant agreements evidencing the Company Options, Company RSUs, Company RSAs and Company MSUs) and the Company ESPP.

Company Equity Plan. “Company Equity Plan” shall mean the Company’s Amended and Restated 1996 Stock Incentive Plan, as amended and restated.

Company ESPP. “Company ESPP” shall have the meaning set forth in Section 4.11(a).

Company Intervening Event. “Company Intervening Event” shall have the meaning set forth in Section 4.5(c)(ii).

Company IP. “Company IP” shall mean all Intellectual Property owned, or purported to be owned by the Company or any Company Subsidiary.

Company IP Licenses. “Company IP Licenses” shall have the meaning set forth in Section 2.6(h).

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any state of fact, event, change, effect, circumstance, occurrence or development that is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, excluding any event, change, effect, circumstance, occurrence or development that results from or arises out of: (a) changes after the date of this Agreement in GAAP or the authoritative interpretation thereof; (b) changes after the date of the Agreement in applicable Legal Requirements; (c) general economic, business, financial, capital market or political conditions; (d) changes generally affecting the industry in which the Company and its Subsidiaries participates; (e) the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions (or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions), or the continuation or worsening of the COVID-19 pandemic; (f) the negotiation, announcement or pendency of this Agreement, the Merger or the other transactions contemplated by this Agreement (provided that this clause “(f)” shall not apply to any representation or warranty in Section 2.19 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger); (g) the Company’s failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, provided that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, to the extent otherwise permitted by this definition; (h) any decline in the Company’s stock price or any decline in the market price or trading volume of the Company Common Stock on Nasdaq, in and of itself, or the suspension of trading in or delisting of the Company Common Stock on Nasdaq, provided, that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, to the extent otherwise permitted by this definition; (i) any action taken or omitted to be taken at the written request of Parent or the taking of any action required by this Agreement; (j) any lawsuit commenced by a stockholder of the Company (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty in connection with the execution of the Agreement or the consummation of the transactions contemplated by the Agreement, except, in the case of each of clauses “(a),” “(b),” “(c),” “(d),” and “(e)” of this proviso, to the extent that such changes have a disproportionate adverse impact on the Company and its Subsidiaries relative to other participants in the industries in which the Company and its Subsidiaries operate, in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect.

Company MSU Award Agreement. “Company MSU Award Agreement” shall mean the applicable Company Equity Agreements pursuant to which each Company MSU has been granted.

Company MSUs. “Company MSUs” shall mean performance-based market stock units representing the right to vest in and be issued shares of Company Common Stock by the Company.

Company Options. “Company Options” shall mean options to purchase shares of Company Common Stock from the Company.

Company Owned Real Property. “Company Owned Real Property” shall have the meaning set forth in Section 2.7.

Company Permits. “Company Permits” shall have the meaning set forth in Section 2.9(b).

Company Permitted Encumbrances. “Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Company Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and its Subsidiaries and (g) Liens arising under any Company indentures or the Company’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement).

Company Plan. “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which the Company or any Company Subsidiary maintains for the benefit of its current or former employees, consultants or directors.

Company Product. “Company Products” shall mean any and all products and services that are or have been since January 1, 2018 marketed, offered, sold, licensed, provided or distributed by the Company or any Company Subsidiary, other than third party products distributed or resold by Company or a Company Subsidiary.

Company Registered IP. “Company Registered IP” shall have the meaning set forth in Section 2.6(a).

Company Returns. “Company Returns” shall have the meaning set forth in Section 2.12(a)(i).

Company RSAs. “Company RSAs” shall mean restricted shares of Company Common Stock issued by the Company.

Company RSUs. “Company RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Company Common Stock by the Company.

Company SEC Documents. “Company SEC Documents” shall have the meaning set forth in Section 2.4(a).

Company Stock-Based Award. “Company Stock-Based Award” shall have the meaning set forth in Section 1.7(b).

Company Stock Certificates. “Company Stock Certificates” shall have the meaning set forth in Section 1.8(b).

Company Stockholder Meeting. “Company Stockholder Meeting” shall have the meaning set forth in Section 4.5(a).

Company Subsidiary. “Company Subsidiary” shall mean any direct or indirect material Subsidiary of the Company.

Company Superior Proposal. “Company Superior Proposal” shall mean any bona fide, unsolicited written Company Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of the Company, or (ii) 50% or more of the outstanding total voting power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Company Board considers to be appropriate or relevant, including the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such Company Acquisition Proposal would be more favorable to the holders of shares of Company Common Stock than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Company Acquisition Proposal pursuant to Section 4.5).

Company Superior Proposal Notice. “Company Superior Proposal Notice” shall have the meaning set forth in Section 4.5(c)(i).

Company Tax Certificate. “Company Tax Certificate” shall have the meaning set forth in Section 4.12(b).

Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain confidentiality agreement, dated as of May 27, 2020, by and between the Company and Parent.

Continuation Period. “Continuation Period” shall have the meaning set forth in Section 4.11(b).

Continuing Employee. “Continuing Employee” shall have the meaning set forth in Section 4.11(b).

D&O Policy. “D&O Policy” shall have the meaning set forth in Section 4.13(b).

Delaware Secretary of State. “Delaware Secretary of State” shall have the meaning set forth in Section 1.2.

DGCL. “DGCL” shall have the meaning set forth in the Recitals.

Divestiture Action. “Divestiture Action” shall have the meaning set forth in Section 4.7(f).

Divestiture Agreement. “Divestiture Agreement” shall have the meaning set forth in Section 4.7(f).

DTC. “DTC” shall mean The Depository Trust Company.

Effective Time. “Effective Time” shall have the meaning set forth in Section 1.2.

End Date. “End Date” shall have the meaning set forth in Section 6.1(b).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

Environmental Law. “Environmental Law” shall have the meaning set forth in Section 2.15.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Agent. “Exchange Agent” shall have the meaning set forth in Section 1.10(a).

Exchange Fund. “Exchange Fund” shall have the meaning set forth in Section 1.10(a).

Exchange Ratio. “Exchange Ratio” shall mean 0.6300.

Export Approvals. “Export Approvals” shall have the meaning set forth in Section 2.9(c).

Foreign Plan. “Foreign Plan” shall have the meaning set forth in Section 2.13(f).

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.

GAAP. “GAAP” shall mean United States generally accepted accounting principles.

Government Contract. “Government Contract” shall mean any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

Governmental Authorization. “Governmental Authorization” shall mean any permit, license, registration, qualification or authorization granted by any Governmental Entity.

Governmental Entity. “Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-Bound Licenses. “In-Bound Licenses” shall have the meaning set forth in Section 2.6(h).

Indemnified Parties. “Indemnified Parties” shall have the meaning set forth in Section 4.13(a).

Intellectual Property. “Intellectual Property” shall mean any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos and other designations of origin (“Marks”); (iii) domain names, uniform resource locators, and Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship) and any other rights of authors (“Copyrights”); (v) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. §§ 901-914) and any other intellectual property right in semiconductor topology or mask works (“Mask Work Rights”) (vi) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, in each case that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (vii) other similar or equivalent intellectual property rights anywhere in the world.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Joint Proxy Statement/Prospectus. “Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting and to Parent’s shareholders in connection with the Parent Shareholder Meeting.

Knowledge of the Company. “knowledge of the Company” shall mean the knowledge, after reasonable inquiry, of the individuals listed in Part “Definitions” of the Company Disclosure Schedule.

Knowledge of Parent. “knowledge of Parent” shall mean the knowledge, after reasonable inquiry, of the individuals listed in Part “Definitions” of the Parent Disclosure Schedule.

Legal Proceeding. “Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board), lawsuit, arbitration, mediation, court action, or other proceeding before any court or public or private body or tribunal.

Legal Requirement. “Legal Requirement” shall mean any law, rule or regulation adopted or promulgated by any Governmental Entity.

Letter of Transmittal. “Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

Lien. “Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer in respect of such property or asset. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

made available. Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was: (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement; (b) publicly filed with the SEC; or (c) otherwise delivered, provided or made available (under reasonable conditions) to Parent, Acquisition Sub or any of their respective Representatives. Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was: (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement; (ii) publicly filed with the SEC; or (iii) otherwise delivered, provided or made available (under reasonable conditions) to the Company or any of its Representatives.

Material Contract. “Material Contract” shall have the meaning set forth in Section 2.8.

Maximum Annual Premium. “Maximum Annual Premium” shall have the meaning set forth in Section 4.13(b).

MBCA. “MBCA” shall mean the Massachusetts Business Corporation Act, as amended.

Merger. “Merger” shall have the meaning set forth in the Recitals.

Merger Consideration. “Merger Consideration” shall have the meaning set forth in Section 1.5(b).

Most Recent Company Balance Sheet. “Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of March 28, 2020.

Most Recent Company 10-K. “Most Recent Company 10-K” shall have the meaning set forth in Section 2.1(b).

Most Recent Parent Balance Sheet. “Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of May 2, 2020.

Nasdaq. “Nasdaq” shall have the meaning set forth in Section 2.4(e).

Non-Budgeted Capital Expenditure. “Non-Budgeted Capital Expenditure” shall have the meaning set forth in Section 4.1(a)(xiv).

Non-DTC Book-Entry Share. “Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.10(c).

OFAC. “OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.

Offering Period End Date. “Offering Period End Date” shall have the meaning set forth in Section 4.11(a).

Open Source. “Open Source ” shall mean any Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (an “Open Source License”), including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, or any other license described by the Open Source Initiative as set forth on www.opensource.org.

Order. “Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

Organizational Documents. “Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.

Out-Bound Licenses. “Out-Bound Licenses” shall have the meaning set forth in Section 2.6(h).

Outstanding Company Option. “Outstanding Company Option” shall have the meaning set forth in Section 1.7(a).

Parent. “Parent” shall have the meaning set forth in the Preamble.

Parent 401(k) Plan. “Parent 401(k) Plan” shall have the meaning set forth in Section 4.11(f).

Parent Acquisition Proposal. “Parent Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Subsidiaries) contemplating or otherwise relating to any Parent Acquisition Transaction.

Parent Acquisition Transaction. “Parent Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving:

(a)    any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving Parent;

(b)    any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of Parent; or (ii) in which Parent issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of Parent (after giving effect to such transaction);

(c)    any sale, exchange, transfer, acquisition or disposition of 25% or more of the consolidated assets (including equity securities of Subsidiaries of the Company) of Parent and its Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of Parent) that constitute or account for 25% or more of the consolidated net revenues or net income of Parent and its Subsidiaries, taken as a whole;

(d)    any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of Parent; or

(e)     any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Parent or of the consolidated net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, involved is 25% or more.

Parent Board. “Parent Board” shall mean the board of directors of Parent.

Parent Board Recommendation. “Parent Board Recommendation” shall have the meaning set forth in Section 3.11(a).

Parent Capitalization Date. “Parent Capitalization Date” shall have the meaning set forth in Section 3.3(a).

Parent Change in Recommendation. “Parent Change in Recommendation” shall have the meaning set forth in Section 4.6(b).

Parent Common Stock. “Parent Common Stock” shall mean the common stock, par value $0.16 2/3 per share, of Parent.

Parent Disclosure Schedule. “Parent Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 3.

Parent Employee. “Parent Employee” shall mean any officer or any other employee (full-time or part-time) of Parent or any of its Subsidiaries.

Parent Equity Agreements. “Parent Equity Agreements” shall mean the agreements pursuant to which outstanding awards are granted under the Parent Equity Plans.

Parent Equity Plans. “Parent Equity Plans” shall mean the Parent 2020 Equity Incentive Plan, the Parent 2010 Amended and Restated Equity Incentive Plan, the Parent Amended and Restated 2006 Stock Incentive Plan, and the Linear Technology Corporation Amended and Restated 2005 Equity Incentive Plan.

Parent Intervening Event. “Parent Intervening Event” shall have the meaning set forth in Section 4.6(c)(ii).

Parent IP. “Parent IP” shall mean all Intellectual Property owned, or purported to be owned by Parent or any Parent Subsidiary.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any state of fact, event, change, effect, circumstance, occurrence or development that is materially adverse to the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, excluding any event, change, effect, circumstance, occurrence or development that results from or arises out of: (a) changes after the date of this Agreement in GAAP or the authoritative interpretation thereof; (b) changes after the date of the Agreement in applicable Legal Requirements; (c) general economic, business, financial, capital market or political conditions; (d) changes generally affecting the industry in which Parent and its Subsidiaries participates; (e) the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions (or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions), or the continuation or worsening of the COVID-19 pandemic; (f) the negotiation, announcement or pendency of this Agreement, the Merger or the other transactions contemplated by this Agreement (provided that this clause “(f)” shall not apply to any representation or warranty in Section 3.13 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger); (g) Parent’s failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, provided that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect, to the extent otherwise permitted by this definition; (h) any decline in Parent’s stock price or any decline in the market price or trading volume of the Parent Common Stock on Nasdaq, in and of itself, or the suspension of trading in or delisting of the Parent Common Stock on Nasdaq, provided, that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect, to the extent otherwise permitted by this definition; (i) any action taken or omitted to be taken at the written request of the Company or the taking of any action required by this Agreement; (j) any lawsuit commenced by a stockholder of the Parent (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty in connection with the execution of the Agreement or the consummation of the transactions contemplated by the Agreement, except, in the case of each of clauses “(a),” “(b),” “(c),” “(d),” and “(e)” of this proviso, to the extent that such changes have a disproportionate adverse impact on Parent and its Subsidiaries relative to other participants in the industries in which Parent and its Subsidiaries operate, in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect.

Parent Material Contract. “Parent Material Contract” shall have the meaning set forth in Section 3.6.

Parent Options. “Parent Options” shall mean options to purchase shares of Parent Common Stock from Parent.

Parent Permits. “Parent Permits” shall have the meaning set forth in Section 3.7(b).

Parent Permitted Encumbrances. “Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) Liens, encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Parent Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by Parent and its Subsidiaries; and (g) Liens arising under any Parent indentures or existing credit facility of Parent.

Parent Plan. “Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which Parent or any Parent Subsidiary maintains for the benefit of its employees, consultants or directors.

Parent RSAs. “Parent RSAs” shall mean each award of a share of Parent Common Stock subject to vesting, repurchase or other lapse restriction.

Parent RSUs. “Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Common Stock by Parent.

Parent SEC Documents. “Parent SEC Documents” shall have the meaning set forth in Section 3.4(a).

Parent Share Issuance. “Parent Share Issuance” shall have the meaning set forth in Section 3.11(a).

Parent Shareholder Meeting. “Parent Shareholder Meeting” shall have the meaning set forth in Section 4.6(a).

Parent Subsidiary. “Parent Subsidiary” shall mean any direct or indirect material Subsidiary of Parent.

Parent Superior Proposal. “Parent Superior Proposal” shall mean any bona fide, unsolicited written Parent Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than the Company) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of Parent, or (ii) 50% or more of the outstanding total voting power of the equity securities of the Parent; and (b) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Parent Board considers to be appropriate or relevant, including the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such Parent Acquisition Proposal would be more favorable to the holders of shares of Parent Common Stock than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by the Company in response to such Parent Acquisition Proposal pursuant Section 4.6).

Parent Superior Proposal Notice. “Parent Superior Proposal Notice” shall have the meaning set forth in Section 4.6(c)(i).

Parent Tax Certificate. “Parent Tax Certificate” shall have the meaning set forth in Section 4.12(b).

Person. “Person” shall mean any individual or Entity.

Personal Data. “Personal Data” shall mean any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable data protection Legal Requirement.

Prohibited Person. “Prohibited Person” shall mean (a) an Entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any individual or Entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any individual or Entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by an such individual or Entity; or (e) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.

Registered IP. “Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property that is registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars).

Regulatory Termination Fee. “Regulatory Termination Fee” shall mean an amount in cash equal to $830,000,000.

Relevant Legal Restraint. “Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).

Representatives. “Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

Required Company Stockholder Vote. “Required Company Stockholder Vote” shall have the meaning set forth in Section 2.18.

Required Parent Shareholder Vote. “Required Parent Shareholder Vote” shall have the meaning set forth in Section 3.12.

Revenue Cap. “Revenue Cap” shall have the meaning set forth in Section 4.7(e).

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Software. “Software” shall mean any computer software in any applicable form, including object code, source code, firmware and embedded versions thereof.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least 50% of the outstanding voting equity interests issued by such Entity.

Surviving Corporation. “Surviving Corporation” shall have the meaning set forth in Section 1.1.

Tax Opinion. “Tax Opinion” shall have the meaning set forth in Section 4.12(b).

Tax Returns. “Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

Taxes. “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

Termination Fee. “Termination Fee” shall mean an amount in cash equal to $725,000,000.

Top Customer. “Top Customer” shall mean a top ten customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve months ended June 27, 2020.

Top Distributor. “Top Distributor” shall mean a top five distributor of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve months ended June 27, 2020.

Top Supplier. “Top Supplier” shall mean a top ten supplier of the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the twelve months ended June 27, 2020.

Trade Secrets. “Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

Trading Day. “Trading Day” shall mean a day on which shares of Parent Common Stock are traded on Nasdaq.

Treasury Regulations. “Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).